GREAT BASIN GOLD LTD.

REVISED TECHNICAL REPORT
UPDATE ON THE SEPTEMBER 2009 MINERAL RESOURCE ESTIMATE
FOR THE BURNSTONE GOLD PROJECT

MPUMALANGA PROVINCE OF
THE REPUBLIC OF SOUTH AFRICA

Latitude 26o40’ South
Longitude 28o40’ East

EFFECTIVE DATE
September 30, 2009

REPORT DATE
November 9, 2009

PREPARED BY:
Deon van der Heever, Pr.Sci.Nat, GeoLogix Mineral Resource Consultants (Pty) Ltd.
Johan Oelofse, Pr.Eng, FSAIMM, Great Basin Gold Ltd.
Phil Bentley, Pr. Sci. Nat., Great Basin Gold Ltd.

Report Nr: GBGTRBS 02/09

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

LIST OF APPENDICES:

Appendix 1	2007 and 2008 Kimberley Reef summary borehole intersections 2008 Diamond Borehole Kimberley Reef intersections

Appendix 2	Quality Analysis and Quality Control Reports

Appendix 3	Letter issued by the DME in connection with the approval of the Mining Right

Appendix 4	List of Properties

LIST OF TABLES

Table 1.1	Summary Of Drilling Phases 2003 – 2008.
Table 1.2	Burnstone Mineral Resource Estimate – December 2005
Table 1.3	Burnstone Mineral Resource Estimate – January 2007
Table 1.4	Burnstone Mineral Resource Estimate – January 2008
Table 1.5	Burnstone Mineral Resource Estimate – September 2009
Table 1.6	Burnstone Summary Life of Mine Financial Model (2009 – 2025)
Table 1.7	Cash costs per ounce.
Table 1.8	Project Capital Cost
Table 1.9	Financial Analysis (Post Tax)
Table 1.10	Gold Price Sensitivity
Table 1.11	Summary Budget
Table 8.1	Gold Production From The South Rand Mines (After Pretorius, 1964)
Table12.1	Mineral Resource Estimates – December 2005
Table 19.1	Naïve statistics for Geodomain 1
Table 19.2	Naïve statistics for Geodomain 2
Table 19.3	Naïve statistics for Geodomain 3
Table 19.4	Naïve statistics for Geodomain 4
Table 19.5	Summary of variogram models
Table 19.6	Mineral Resource Estimates – September 2009
Table 20.1	Burnstone Gold Project Economic Assumptions
Table 20.2	Burnstone Gold Project – Financials
Table 20.3	Burnstone Gold Project – Other Indicators
Table 20.4	Burnstone Gold Project – 2008 Summary of Key Results: Economic Assumptions
Table 20.5	Burnstone Summary Life of Mine Financial Model (2009 – 2025)
Table 20.6	Burnstone Gold Project – 2008 Summary of Key Results: US$ / oz
Table 20.7	Burnstone Gold Project – 2008 Project Capital Cost Update
Table 20.8	Burnstone Gold Project – 2008 Summary of Key Results: Total Cost per eqv. Oz.
Table 20.9	Burnstone Gold Project – 2008 Summary of Key Results: Financial Analysis
Table 20.10	Gold Price Sensitivity
Table 22.1	Summary Budget

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

LIST OF FIGURES

FIGURE	DESCRIPTION
1.1	The Portal being constructed early in July 2006
1.2	Burnstone Mine Lay - out of Primary Access to The Kimberley Reef Horizon
1.3	Graphic depiction of the vertical shaft project to date
1.4	Cash Cost per ounce (US$)
1.5	Project capital cost
1.6	Financial analysis
6.1	Location map
6.2	Burnstone Project extent of mineral rights and mining right
6.3	Burnstone Project mining blocks within the Mining Right area
7.1	Site access and locality map
12.1	Burnstone gold deposit areas and major faults
12.2	Burnstone resource classification
15.1	Drill core sampling and analytical flow chart – 2003 to 2005
19.1	Sedimentological facies map
19.2	Three dimensional sedimentological model
19.3	Reef thickness
19.4	Gold grade distribution
19.5	Gold content/accumulation
19.6	Geo-Domains (pre-September 2009)
19.7	Footwall type per domain
19.8	Pie charts of Footwall type per domain
19.9	Reef Thickness cm (ID³)
19.10	Gold Concentration (g/t) plot (ID³)
19.11	Gold Accumulation (cmg/t) plot (ID³)
19.12	Reef Thickness Indicator maps
19.13	Gold Concentration Indicator maps
19.14	Gold Accumulation Indicator maps
19.15	Gold Efficiency ratio map at 3g/t Au cut-off
19.16	Gold Efficiency ratio map at 6g/t Au cut-off
19.17	Box plots of gold efficiency ratio per domain at 3 g/t cut-off
19.18	Box plots of gold efficiency ratio per domain at 6 g/t cut-off
19.19	Modern day example of depositional model for Burnstone
19.20	Current Geo-domains
19.21	Box plots of channel thickness
19.22	Box plots of gold concentration
19.23	Box plots of gold accumulation
19.24	Grid Node at Cell Centre
19.25	Grid Nodes Equally Distributed Around Cell Centre
19.26	Variograms of gold accumulation (cmg/t) – Geodomain 1
19.27	Variograms of gold accumulation (cmg/t) – Geodomain 2
19.28	Variograms of gold accumulation (cmg/t) – Geodomain 3
19.29	Variograms of gold accumulation (cmg/t) – Geodomain 4
19.30	Number of samples used per block estimate
19.31	Normalised estimation variance used per block estimate
19.32	Distance to nearest sample per block
19.33	Burnstone September 2009 Resource Classification

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

3                     EXECUTIVE SUMMARY

Aim and Objectives

This report, entitled “Technical Report Update Of The October 2009 Mineral Resource Estimate For The Burnstone Gold Project” is submitted as support of a news release announcing an updated mineral resource estimate by Great Basin Gold Ltd. (“Great Basin Gold” or “the Company”) dated 13th October 2009.

Property Locality and Description

Great Basin Gold’s Burnstone Project is located approximately 80 km southeast of Johannesburg, in the Mpumalanga Province of South Africa. Geologically it is situated in the South Rand Basin of the Witwatersrand Basin. The project area comprises mineral rights, inclusive of a mining right, covering 32 farms extending over an area of approximately 35,000 hectares. The project has progressed from advanced stage exploration (2005), through Feasibility Study (2006/7) and is currently (October 2009) in mid stage construction phase.

Ownership

Southgold Exploration (Pty) Ltd (“Southgold”), a privately owned resource company, obtained an option to purchase mineral rights in the Balfour area held by GFL Mining Services Ltd (“GFL”), a subsidiary of Gold Fields Limited (“Gold Fields”) and Randex Limited in a prospecting agreement dated October 17, 2000. In October 2003 Southgold exercised this option and purchased these mineral rights for ZAR 35 million, subject to a Net Smelter Royalty in favour of GFL of a maximum of 2% on gold price higher than US$400. Great Basin Gold funded the purchase of the mineral rights by Southgold. Great Basin Gold entered into an option agreement with the former shareholders of Southgold to purchase 100% of Southgold on November 5, 2002. On the signing of this agreement Great Basin Gold paid US$1.25 million to the Southgold shareholders and agreed to conduct a prospecting program of US$1.5 million. Great Basin Gold completed the prospecting work and exercised the option to purchase the entire outstanding shareholding of Southgold, thereby acquiring that company. The payment was made in two tranches and comprised a US$2 million cash payment with 21 million Great Basin Gold ordinary shares; and 10.5 million Great Basin Gold ordinary share purchase warrants exercisable at US$0.75, one year from the date of issuance, all of which have since been exercised by the former Southgold shareholders. The remaining mineral rights comprising the Burnstone Project were then secured by way of option from a number of smaller holders and the Project area is currently comprised of approximately 35,000 hectares situated on portions of 32 mineral farms. The mineral rights for the entire Burnstone project area are either held or secured by Southgold.

Mining Charter Requirements

In order to comply with the Black Economic Empowerment requirements of the Mineral and Petroleum Resources Development Act, 2002 (“MPRDA”), and the Broad Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry in South Africa (“the Mining Charter”), Great Basin Gold closed a Subscription and Acquisition Agreement on October 1, 2007 between Great Basin Gold and Tranter Gold (Proprietary) Limited (“Tranter Gold”), which had been entered into on August 8, 2007. In terms of this agreement, Great Basin Gold issued 19,938,650 new Great Basin Gold common shares to Tranter Burnstone (Pty) Ltd (“Tranter Burnstone”) a wholly owned subsidiary of Tranter Gold. There is an agreed lock-up period of at least 3 years during which the shares cannot be traded.

The issue and allotment of the new Great Basin Gold shares currently constitutes approximately 6 % of the issued share capital of Great Basin Gold on a fully diluted basis. The purchase consideration

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

paid by Tranter Burnstone was $38 million (ZAR260 million) and the transaction also effectively settled the net smelter royalty that Gold Fields held over the Burnstone Project.

By concluding this transaction, Great Basin Gold complied with section 22 of the MPRDA, which enabled the Company to submit its application for a Mining Right in the name of Southgold over the Burnstone Project to the Department of Minerals and Energy (“DME”) in September 2007.

In addition, mineral rights to 6% of the measured and indicated mineral resources of the Burnstone Project were previously held by Puma Gold Ltd (“Puma”), but the Company acquired the entire shareholding of Puma in 2008, thereby securing the entire resource.

On October 28, 2008 the DME granted a mining right to Southgold to mine gold, silver and aggregate in the Burnstone project area. The mining right is effective from February 17, 2009, the date the Environmental Management Plan was approved by the DME as part of the process to sign, execute and register the mining right in the name of Southgold.

Geology and Mineralization

Gold deposits at Burnstone occur in semi-continuous, inter-channel conglomerates developed in a braided plain drainage environment. These conglomerate sequences have been correlated as equivalents to the Kimberley conglomerate (known as the “Kimberley Reef”) found in other parts of the Witwatersrand Basin. The Kimberley conglomerate horizons are well known ore hosts in the Evander, East Rand and Kroonstad goldfields. Production from the Kimberley Reef has occurred in all the major goldfields of the Witwatersrand Basin. Geological studies to date have confirmed from extensive examination of drill core, that the Kimberley Reef deposits at Burnstone are essentially the mirror image of those at Harmony’s Evander operations, where 48 million ounces of gold have been produced in the last 55 years of operations. Gold in the Kimberley Reef at Burnstone occurs mainly at the base of the conglomerates and is most abundant in clast-and matrix-supported conglomerates.

Exploration

The Kimberley Reef target within the South Rand Basin varies from sub – outcrops at or near surface to over 2000 m below surface. The Burnstone Project exploration targets are situated between 250 and 1200 m below surface. As a consequence, a number of phases of surface drilling have been completed by Great Basin Gold since 2003. Previous drilling by other owners dates back to the 1960’s.

The current Resource Area has been modified from that criteria applied previously, and now encompasses the mining right area (most of the previous Areas 1, 2, 3, and 4), and certain mineral rights outside of that perimeter, and is referred to as “The Resource Area”. Gold mineralization in the Resource Area is distributed in Kimberley Reef conglomerate beds over an area of 19 km by 5.8 km. The conglomerate horizon in the measured resource portion of the Resource Area averages 53 cm in thickness. In addition, gold-bearing Kimberley conglomerate has been intersected by exploratory drill holes in areas outside of the Resource Area on the property.

Drilling

Table 1.1 summarises the phases of surface exploration drilling for the project since 2003.

The September 2009 mineral resource has used 296 boreholes, providing inclusive of deflections 1115 Kimberley Reef intersections. The resource model has benefited from a full database verification and validation exercise, which has led to information from 18 additional historic and 33 additional new drill holes being incorporated. Subsequent to the January 2008 resource estimate, further drilling investigated Areas 1, 3 and 4. The drilling has focused on further delineation of Kimberley Reef in the initial mining areas as well as testing down dip extensions into Area 4. The drilling has confirmed further areas of mineralization in Area 1, as well as a sandier facies with increased channel thickness

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

spreading into Area 4. During 2010 drilling will focus on underground stope delineation and structural investigations.

TABLE 1.1 SUMMARY OF DRILLING PHASES 2003 – 2008.

DATE	AREA TESTED	COMMENTS
Period	Target Area	Comments
January 2003 to November 2004	Areas 1, 2, 3, and 4	Basis of initial Mineral Resource Estimate, January 2005.
March 2005 to August 2006	Focused on exploring the other potential areas within the greater option area. These areas include the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR where the Kimberley Reef outcrops and some historic mining were undertaken.	Work included surface mapping, drilling some shallow (vertical and incline) core holes, trenching, surface and underground sampling and auger sampling over tailings dump areas and looked at the Kimberley Reef, and Bird Reef as well as the Scattered Reef zone on Roodepoort 598IR.
August 2006 to January 2007	Areas 1 and 2	Basis of Mineral Resource Estimate, January 2007.
February 2007 to January 2008	Areas 1, 2 and 4.	Basis of Mineral Resource Estimate, January 2008.
January 2008 to July 2009	Areas 1, 3 and 4.	Basis of Mineral Resource Estimate, September 2009

Mineral Resource Estimates

Tables 1.2 to 1.4 summarise the phases of mineral resource estimation for the project since 2003. Over the period January 2008 – September 2009 the total Measured and Indicated Resources at a cut-off grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 meter) increased from 49 million tonnes @ 6.9 g/t Au (10.9 million oz) to 54 million tonnes @ 6.7 g/t Au (11.6 million oz), an increase of 0.7 million oz.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

TABLE 1.2 BURNSTONE MINERAL RESOURCE ESTIMATE – DECEMBER 2005

CATEGORY	CUT-OFF (CM G/T)	TONNES (Million)	GRADE (G/T)	CONTAINED GOLD (OUNCES)
Measured & Indicated	350	36.6	7.32	8,611,000
	400	29.0	7.63	7,108,000
Inferred	350	1.0	11.71	382,000
	400	0.5	12.61	189,000

TABLE 1.3 BURNSTONE MINERAL RESOURCE ESTIMATE – JANUARY 2007

CATEGORY	CUT-OFF (CMG/T)	TONNES (Million)	GRADE (G/T)	CONTAINED GOLD (OUNCES)
Measured	350	26.2	8.99	7,583,000
	400	21.0	9.69	6,555,000
Indicated	350	9.3	4.53	1,348,000
	400	8.2	4.28	1,135,000
Measured & Indicated	350	35.5	7.83	8,930,000
	400	29.3	8.17	7,690,000
Inferred	350	1.4	12.94	600,000
	400	0.8	15.18	408,000

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

TABLE 1.4 BURNSTONE GOLD PROJECT MINERAL RESOURCES – JANUARY 2008

CATEGORY	CUT-OFF (CMG/T)	TONNES (Million)	GRADE (G/T)	CONTAINED GOLD (OUNCES)
Measured	350	39.0	7.56	9,474,000
	400	33.8	7.80	8,484,000
Indicated	350	15.7	4.95	2,503,000
	400	15.1	4.89	2,372,000
Measured & Indicated	350	54.7	6.81	11,977,200
	400	48.9	6.90	10,856,000
Inferred	350	18.6	4.42	2,642,000
	400	17.0	4.37	2,394,000

Table 1.5 BURNSTONE GOLD PROJECT MINERAL RESOURCES – SEPTEMBER 2009

CATEGORY	CUT-OFF (CMG/T)	TONNES (Million)	GRADE (G/T)	CONTAINED GOLD (OUNCES)
Measured	350	52.9	5.63	9,568,000
	400	43.9	6.08	8,569,500
Indicated	350	15.2	7.26	3,554,700
	400	10.3	9.21	3,038,600
Measured & Indicated	350	68.1	5.99	13,122,700
	400	54.1	6.67	11,608,100
Inferred	350	35.5	7.69	8,771,600
	400	11.8	12.14	4,588,700

Notes to tables 1.2 – 1.5

  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

  Metallurgical recoveries not applied in calculation of contained gold.

  Mineral resources are undiluted.

  Figures have been rounded, and may not add exactly

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Project Development

Based on the results of the 2006 Feasibility Study (which was followed by an Optimized Feasibility Study, reported in June 2007), the Company began portal construction of the prospecting decline shaft on July 7 2006, and on August 11, 2006 the decline development commenced. Commencement of development was associated with the bulk sample approval in terms of section 20 of the MPRDA authorizing the taking of a 26,000 tonne bulk sample and the removal and disposal thereof.

Great Basin Gold started the first phase of the development program in May 2006 with the establishment of infrastructure on site to facilitate decline development. The DME approved the sinking of a secondary outlet in the form of a vertical shaft, and construction thereof commenced in early 2008.

Site offices, warehouses, settling ponds, power lines and water feed systems are in place. The decline, as at September 30, 2009 is 2,440 m in length, and is planned to be (from surface to shaft bottom) 3,244 m in total length, including a straight decline distance of 2,722 m, and a ramp from the end of the decline to vertical shaft bottom of 522 m, when completed.

Figure 1.1 The portal being constructed early in July 2006

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Figure 1.2 Burnstone Mine Lay-out of Primary Access to the Kimberley Reef Horizon

Subsequent to the mining right for the Burnstone Gold Mine and the approval of the Environmental Management Programme (“EMP”), the bulk sample program has been replaced by a Life of Mine Plan (“LOMP”), the detail of which is being developed. The decline shaft, primary early stage access to the ore body, has progressed to a linear distance of 2,440 m. Production teams are currently entering a trial stoping phase.

As stated above, the construction of a secondary outlet in the form of a vertical shaft commenced in early 2008. The vertical shaft has progressed to 407 m below surface, with the head gear construction completed and the structure erected. Sinking operations to 487 m depth are nearing completion, and the shaft is on track to be commissioned by the second quarter of 2010, as planned.

The design stage of the Metallurgical plant is complete and the EPCM contract awarded. Refurbishment of the mills and early stage construction has commenced. Commissioning of the plant is still on track for June 2010, coinciding with completion of other project development.

Electrical power supply to the mine has been planned, and is being jointly developed with Eskom, the South African state power authority. Power shortfalls during the project construction phase have been suitably addressed by diesel generator packs on site.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Figure 1.3 Graphic Depiction of the Vertical Shaft Project to Date

Key Progress to Date

A summary of key results is discussed in detail in the report below.

The tables following below is compare the results from the 2007 optimized feasibility study (shown as “2007 optimized study” and reported in the June 2007 technical report) and 2009 update (shown as “January 2009 estimates” and reported in February 2009 technical report) in US$ millions.

Tables 1.6 and 1.7 below, indicate adjustments in both operational and total cost per ounce.

The financial analysis and assumptions included in this report are based on the mine design and production profile as included in the February 2009 technical report. This mine design and associated cash flow assumptions is based predominantly on the 2007 optimized feasibility study. The project has now reached that the stage of development where the reef has been intersected at multiple points. Trial mining on the ore body will commence in October 2009.

Additional underground and in-fill drilling as well as the initial stope development and trial mining will allow for an update of the block model, detailed LOM design and cash flow projections. The Company intends to allow for a minimum of 6 months of trial mining and further development of the ore body to provide adequate data for an update on the mine design and production profile.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

TABLE 1.6 FINANCIAL ANALYSIS ASSUMPTIONS – BURNSTONE PROPERTY

ASSUMPTIONS	2007 OPTIMIZED STUDY	JANUARY 2009 ESTIMATES
Au Price	US$550/oz	US$800/oz
US$/ZAR exchange rate	US$7.50	US$9.00
Proven and probable reserves used for the financial model	24 million tons @ 4.5 g/t of gold. 3.5 million oz of Au @ 3.5 g/t Au cut-off	30 million tons @ 4.2 g/t of gold. 4.1 million oz of Au @ 4 g/t Au cut-off
Percentage of measured and indicated resources used in financial model	45%	38%
Gold recovery	95%	95%

TABLE 1.7 CASH COSTS PER OUNCE (US$, POST TAX)

PROJECT COST PER MINERAL OZ	2007 OPTIMIZED STUDY	JANUARY 2009 ESTIMATES
Operational Cost	283	319
Total Cost	451	495

Table 1.8 indicates a decrease in projected capital expenditure, assuming the current trends remain in place.

TABLE 1.8 PROJECT CAPITAL COST (US$ MILLION)

	2007 OPTIMIZED STUDY	JANUARY 2009 ESTIMATES
Total Project Capital	238	224
Capital spend up to December 31, 2008	0	55
Remaining capital to be spend over LOM	238	169

The author of Section 20 has noted that there has been a significant strengthening of the Rand (from ZAR 9:US$1 to ZAR8:US$1) since the January 2009 estimates described in a Technical Report dated February 28, 2009 and the price of gold used in the analyses is some 20%+ lower than today's price and lower than some forecasts. The Company's experience with Burnstone capital costs to-date indicate that cost inflation in the US$12 million range can be expected over the January 2009 estimate of capital costs to initial production of US$ 145 million. This increase relates primarily to power supply and metallurgical plant costs. The Rand appreciation effect on the remaining expenditures to initial production is approximately US$13 million. It is the author's view that these relatively late stage cost increases do not materially affect the decision as to whether to pay the remaining costs in order to proceed to production as of the date of this report. The current order of magnitude of the strengthening of the Rand will not affect the viability of the project although its projected rate of return may vary significantly depending on the currency used for that analysis.

Table 1.9 below, indicates an increase of both Internal Rate of Return (“IRR”) and Net Present Value (“NPV”) of significant value.

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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

TABLE 1.9 FINANCIAL ANALYSIS (POST TAX)

	2007 OPTIMIZED STUDY	JANUARY 2009 ESTIMATES
Cash operating costs	US$283/oz	US$319/oz
IRR NPV (5%) NPV (10%)	21.2% US$ 270 million US$ 125 million	35.6% US$ 687 million US$ 414 million

Remarks

Using a US$800 per ounce gold price, the project is estimated to generate revenue totalling US$ 31 billion and a gross profit of US$1.9 billion. All in costs for the project are estimated at US$1.5 billion. The post tax IRR is 37%.

TABLE 1.10 GOLD PRICE SENSITIVITY

Burnstone Gold price sensitivity	Post tax IRR	Post tax NPV (5%) US$ m
U$ 700 / oz U$ 800 / oz U$ 900 / oz	28.50% 35.60% 42.40%	US$ 503.6 US$ 686.6 US$ 869.5

Sensitivity to gold price fluctuation is demonstrated in Table 1.10, above. A range of US$700 to US$900 per oz Au, demonstrates the impact on IRR of a range of 28.5% to 42.4%, and post tax NPV of US$503.6 to US$869.5 million.

The mining right for the Burnstone mine (granted October 2008 and exercised February 17, 2009) contributed to the delay in the planned development of the decline shaft into Area 2 as a mining right is a prerequisite for the development of access into Area 2. After the Environmental Impact Assessment is completed, the Company plans to contact relevant authorities for approval to access Area 2 by way of a decline shaft. Although Area 2 would be accessed a dedicated decline shaft, mining operations would share the surface infrastructure currently by established for Area 1, with the exclusion of ventilation shafts. Market conditions, insufficient funding or planned deferment of capital expenditure may change the Company’s plans for access into Area 2 if warranted.

The one year delay on initial planning will not have a significant impact on the planned production build up because of the planned mill start up time (mid – 2010), as well as the percentage contribution to total production on the Burnstone Property from Area 2 (30%). In addition to the above, any production shortfall from Area 2 due to the delays discussed may be compensated for by additional production from Area 1 which will be extracted via the decline shaft.

Recommendations

The authors of the Technical Report have recommended that Great Basin Gold continue with its plan of establishing a commercial mining operation on the Burnstone Project. The recommendations involve expenditures more particularly described on Table 1.11. In summary, these recommended expenditures (from September 30, 2009) including mine engineering, development surface infrastructure ($26 million), purchase of mining equipment ($20 million), completion of the metallurgical plant ($40 million) and expenditure of pre-production mining costs ($18 million).

TABLE 1.11 SUMMARY BUDGET ($US MILLION)

	Burnstone Funding Requirements as at January 1, 2009 (Estimated as of March 2009)	Spent From January 1, 2009 to September 30, 2009	Capital Cost Increases	Strengthening Rand (March 2009: ZAR9:US$1) (November 2009: ZAR8:US$1)	Estimated Remaining Costs to Production from September 30, 2009 (Estimated as of November 2009)
Mine engineering, development and surface infrastructure	39	22	6	3	26
Mining equipment	23	5	---	2	20
Vertical shaft	23	14	---	1	10
Metallurgical plant	35	5	6	5	41
Production costs	25	9	---	2	18
Total costs	145	55	12	13	115

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

4                     INTRODUCTION

This report is compiled in accordance with National Instrument 43-101 and Form 43-101F1 requirements for technical reports, and is submitted as technical disclosure in support of a news release reporting the results of an updated mineral resource estimate as issued by Great Basin Gold on October 13, 2009.

Great Basin Gold commissioned GeoLogix Mineral Resource Consultants (Pty) Ltd. (“Geologix”) to update the mineral resource estimates for the Kimberley Reef horizon within the Witwatersrand Supergroup on the Burnstone Property based on infill drilling at Area 1 and Area 2 and the expansion drilling in Area 4 from January 2007 to July 2009. Geologix of South Africa was retained by Great Basin Gold to:

  Geologically model and calculate the mineral resource estimate for a certain defined area within Great Basin Gold’s present mineral rights holding forming part of their Burnstone Property;

  Update models and estimations based on drilling in 2008 and 2009.

  To complete a technical report that is compliant with National Instrument 43-101 and CIM 2005 guidelines for resource estimates.

Technical staff of Great Basin Gold completed a review of the technical work on the Burnstone Project since updating the Optimized Feasibility Study (June 2007) for the Project in February 2009. Sources of information utilized to produce this report include:

  Qualifying Report for the Burnstone property of November 28, 2002 and reports by The Mineral Corporation and GeoActiv (Pty) Ltd (“GeoActiv”); Report on the Burnstone Property, May 9, 2003, by GeoActiv;

  The geological and drilling database compiled by Great Basin Gold to July 2009;

  Additional reports prepared by Global Geo Services, GeoActiv and GeoLogix, dated December 2003, July 2004 and February 2005;

  Technical Report on the Feasibility Study for the Burnstone Gold Project, Balfour, Mpumalanga Province, RSA by Derek Rance et.al. May 10, 2006;

  Technical Report on the optimization of the 2006 Feasibility Study for the Burnstone Gold Project, Mpumalanga Province, RSA by Derek Rance et.al, June 21, 2007, and

  Various published papers on the East Rand and Evander basins;

  Drill hole data from historic holes and drill holes drilled by Great Basin Gold to July, 2009;

  Drill hole survey, analytical data and cross sections prepared by Great Basin Gold and its site consultant till November 2008, GeoActiv;

  Borehole logging , interpretation and facies analyses by Great Basin Gold and its site consultant GeoActiv over a period from 2003 till 2007, largely manifest in sections 9-11, and parts of 12;

  Preliminary mine planning, certain stope optimization studies, and preliminary Mineral Reserve estimation by Mr Clive Brown, of Turgis Engineering;

  Technical Report Update Of The June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive Of Updated Mineral Resource And Reserve Estimates For The Burnstone Gold Project

Great Basin Gold Ltd
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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Further reports and references are provided in Section 23 – References. The Qualified Persons for this report are:

  Gideon Johannes (Deon) Van Der Heever, Pr. Sci. Nat., GeoLogix’s project manager, is the independent Qualified Person for the resource estimate. Mr. Van Der Heever has visited the Burnstone project several times from late 2003 to July 2009. He has been involved with reviewing and preparing mineral resource estimates of the Burnstone project since June 2003. The resource estimates have been developed using DataMine, a world-wide accepted commercial geological and resource modelling package with reference to Great Basin Gold’s geological model, cross-sections, geo-domains and digital Gemcom/Vulcan project databases. Mr Van Der Heever is co-responsible for Sections 6-15, 21 and 22, and is solely responsible for the mineral resource estimate in Section 19 of this report.

  Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer for Great Basin Gold. Mr Oelofse is Great Basin Gold’s in-house qualified person for engineering work on the Burnstone Project. Mr Oelofse has visited the Burnstone property every month since July 2006. Mr Oelofse is responsible for sections 1-5, 16, 17, 18, and 20, and co-responsible for sections 19 (specifically section 19.6), 21 and 22 of this report.

  Philip Nelson Bentley, Pr. Sc. Nat. is the Vice President Exploration and Geology for Great Basin Gold. Mr Bentley is the company’s in-house qualified person for exploration and geology. Mr Bentley has visited the Burnstone Property frequently - at least once per month - since his appointment in September 2008. Mr Bentley is co–responsible for sections 6 – 15, 21 and 22 of this report.

5                     RELIANCE ON OTHER EXPERTS

In preparing this report the authors relied on:

  Land title information assembled by Great Basin Gold.

6                     PROPERTY DESCRIPTION AND LOCATION

6.1	Introduction

The Burnstone Property is located about 80 km (50 miles) southeast of Johannesburg and just east of Balfour, in the Mpumalanga Province of the Republic of South Africa (Figure 6.1). The property is situated in the South Rand area of the Witwatersrand Basin at Latitude 26º40’ South and Longitude 28º40’ East.

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Figure 6.1 Burnstone Mine Location Map

6.2	Mineral Rights

In November 2002, Great Basin Gold entered into an option agreement with Southgold Exploration (Pty) Ltd (“Southgold”), a private South African resource company, to purchase up to 100% of Southgold on a phased basis. Southgold hence became a wholly owned subsidiary of Great Basin Gold. All references in this document to Great Basin Gold will automatically be a reference to Southgold and vice versa.

The Burnstone project encompassed 26,470 hectares at the time the agreement was signed (November 2002). Southgold and Great Basin Gold have actively secured additional land holdings in the area, and have divested their interest in lands of little geological merit. As a result, the property now encompasses approximately 35,000 hectares. A summary of the mineral rights currently owned, or under option, is provided in Appendix 4.

The project is situated on portions of 32 farms, including portions of 6 farms that are contiguous over the Area 1 (Rietbult Estates 505 IR, Vlakfontein 556 IR, Brakfontein 513 IR, Vankolderskop 547 IR, Balfour 557 IR, and Bantoedorp 555 IR) and Area 2 (Vankolderskop 547 IR, Dagbreek 551 IR, Rietvalei 546 IR, Rustfontein 548 IR, Springfontein 549 IR, Vlakfontein 556 IR, Brackfontein 513 IR, and Vankolderskop 550 IR) deposits, as summarized in Figure 6.2.

Southgold has completed the process of converting the prospecting contracts concluded by it with mineral right holders, together with the relevant prospecting permits issued under the repealed Minerals Act 50 of 1991 into new form prospecting rights in terms of the transitional arrangements in force under the Mineral and Petroleum Resources Development Act 28 of 2002 (“MPRDA”).

The granting of such conversion conferred upon Southgold the exclusive right to apply for a mining right in terms of the substantive provisions of MPRDA, for which Southgold applied in September 2007. The mining right was granted on 28 October 2008 (See Appendix 3).

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In terms of the MPRDA a mining right becomes effective on the date that Environmental Management Programme (“EMP”) is approved. The attesting and signing of that right and the approval of the EMP were completed on February 17, 2009. A copy of the EMP and accompanying authorisation are included in Appendix 3. The properties that make out the mining right are set out in Appendix 4, which includes a map showing boundaries of each farm.

Figure 6.2 Burnstone Project Extent of Mineral Rights and Mining Right

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Figure 6.3 Burnstone Project February 2009 mining blocks within the Mining Right area

The farm boundaries have not been subject to a legal survey; however, they are clearly defined by existing fencing and other boundary markers erected by current landowners, and depicted on topographical maps.

6.3	Surface Rights

Like many countries, South African surface rights are separate from mineral rights. However, South African mineral law gives mining companies the right to gain surface access to drill and to obtain mining extraction permits for discovered minerals.

Section 5(3) of MPRDA provide extensive rights to use the surface necessary or incidental to prospecting and mining operations governed by a prospecting right or mining right conferred in terms of the MPRDA.

Section 16(4)b and 22(4)b of the MPRDA requires the applicant for a prospecting or mining right to consult with the lawful owner or occupier of the land concerned. This exercise has been diligently undertaken by Southgold and Puma using professional consultants for this purpose.

Section 54 of the MPRDA allows the applicant to conduct either prospecting or mining operations after having consulted with the landowner. In the case of either refusal by the landowner or the placing of unreasonable demands on the applicant, the section allows for State intervention and arbitration.

Section 55 of the MPRDA allows for expropriation if the objectives of the MPRDA cannot be achieved.

At present, Great Basin Gold has purchased and is the registered owner of approximately 2,273 hectares of land, thereby securing the required surface rights for the mining of Area 1 of the Burnstone project. Some of this land was rented back to interested farmers and continue to

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be used for agricultural purposes.

The surface rights that have been purchased are those areas that require infrastructure development as per the mining plan in the feasibility report. The farms that have been purchased so far are Portions 4, 7, 11, 15 and 30 of the farm Vlakfontein 556IR and the remaining interest in portions 2, 8, 10, 11, 13 and 15 of the farm Brakfontein 513 IR. In regards to Portions 7 and 11 of Vlakfontein 556 IR and Portions 2 and 8 of Brakfontein 513 IR transfer of title has been completed in respect of all these properties. Further surface rights may be acquired in accordance with South African mining land tenure regulations should the Burnstone Gold Project proceed to development.

Property Agreement

In November 2002, Great Basin Gold entered into an agreement with the shareholders of Southgold to acquire up to 100% of Southgold (“the Southgold Agreement”). Southgold held the rights to purchase the rights to the Burnstone Gold Project, and any subsequent mining would be subject to government legislation, which provides for historically disadvantaged South Africans (“HDSA”) to earn an interest in mining developments.

Pursuant to the Southgold Agreement, Great Basin Gold exercised its option and completed its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches, totalling US$3.25 million (of which US$1.25 million was paid on signing), 21 million shares and 10.5 million share purchase warrants exercisable at US$0.75 for one year from the date of issuance. Exercise of the share purchase warrants is subject to an accelerated expiry provision under certain conditions. Great Basin Gold completed the first tranche of the Southgold acquisition in May 2003 and made the second tranche on January 31, 2004.

6.4	The South African Regulatory Environment

6.4.1	Mining Rights

An application for a mining right is submitted initially to the Regional Manager of the Mpumalanga province in the manner described in section 22 of MPRDA as read with the regulations in force under MPRDA. These requirements include the submission of a detailed mining work program in accordance with regulation 11 and a social and labour plan as outlined in regulation 46.

The Regional Manager must accept the application and process it for grant or refusal by the Minister thereafter if all the prescribed requirements have been met, and if no other person holds rights over the area of interest. In the case of Burnstone, there are no such rights where Southgold currently holds old order rights or has lodged applications for prospecting rights.

If the Regional Manager accepts the application, he must notify the applicant in writing within 14 days to conduct an environmental impact assessment and submit an environmental management program for approval in terms of section 39 of MPRDA and to consult with interested and affected parties and submit the results of consultation, both within 180 days from the acceptance

The Minister must grant a mining right if:

• The mineral can be mined optimally in accordance with the mining work program.

• The applicant has access to financial resources and has the technical ability to conduct the proposed mining operation optimally;

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•	The financial plan is compatible with the proposed mining operation and its duration;

•	The mining will not result in unacceptable pollution, ecological degradation or damage to the environment;

•	The applicant has provided, financially and otherwise, for the prescribed social and labour plan;

•	The applicant has the ability to comply with the relevant provisions of the Mine Health and Safety Act;

•	The applicant is not in contravention of any provision of the Minerals Act;

•

The granting of such right will substantially and meaningfully expand opportunities of historically disadvantaged persons, and promote employment and social and economic welfare of all South Africans in accordance with the Mining Charter and the prescribed social and labour plan.

Should all the above requirements be met, the Minister will grant a mining right and that date from which the mining right is effective, is the date that the environmental management programme is approved in terms of section 39(4) of the Act. The right will be granted for a period not exceeding 30 years.

Great Basin Gold applied for a mining right in September 2007 and the mining right was granted on October 8, 2008. The mining right will be signed and executed on February 17, 2009 along with the environmental management programme.

6.4.2	Empowerment Requirements

The South African mining industry is governed by the Broad Based Socio-economic Empowerment Charter, which is aimed at:

•

Redressing the results of past or present discrimination - based on race, gender or other disability - of HDSA in the minerals and petroleum industry, related industries and in the value chain of such industries; and

	•	Transforming such industries to assist in, provide for, initiate, facilitate or benefit HDSA from the:

		•	Ownership participation in existing or future mining, prospecting, exploration and beneficiation operations;

		•	Participation in or control of management of such operations;

		•	Development of management, scientific, engineering or other skills;

		•	Involvement of or participation in the procurement chains of operations;

•

Integrated socio-economic development of host communities, major labour sending areas and areas that, due to unintended consequences of mining, are becoming ghost towns by mobilizing all stakeholder resources.

Compliance with the Charter is monitored on an annual basis by means of a scorecard. Probably the most significant provisions of the Charter make for a Black Economic Empowerment (“BEE”) equity participation of 26% within 10 years, and 40% HDSA participation in management of a company that operates a mining project within 5 years. Through its Subscription and Acquisition agreement with Tranter Gold (Pty) Ltd effective October 1, 2007, Great Basin Gold has complied with the abovementioned requirements of

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the Mining Charter and section 22 of the Mineral and Petroleum Resources Development Act, 2002, It also enabled the Company to submit its application for the Mining Rights over the Burnstone Project, which mining right was granted to the Company in October 2008.

In February 2007, Great Basin Gold entered into a framework agreement whereby it will achieve compliance with the requirements of South Africa’s Broad Based Black Economic Empowerment Act (the “Act”) and thereby secured its New Order Prospecting Rights in respect of its principal South African mining project, the Burnstone Gold Project (the “Burnstone Project”).

Under the three party framework agreement, Tranter Gold (Proprietary) Limited (“Tranter”), a company owned by a broad-based Black BEE consortium, would purchase 20 million Great Basin Gold shares (“the BEE Shares”) for R260 million, which would represent 14.5% of the issued and outstanding common shares of Great Basin Gold at that stage, and thereby acquire a qualifying indirect interest in the Burnstone Project as required under the Act. Through the transactions described in the framework agreement, Tranter would, either directly, or through a new company to be incorporated, acquire the BEE Shares, or alternatively a 26% interest in Great Basin Gold’s 100%-owned South African subsidiary, Southgold, which owns the Burnstone Project. The framework transactions were subject to negotiation of definitive underlying agreements and to a number of South African regulatory and stock exchange approvals.

Under the framework agreement, Gold Fields Limited (“Gold Fields”) and its subsidiary, GFL Mining Services Limited (“GFL”) agreed to sell to Great Basin Gold a net smelter royalty (“NSR”) held by GFL on future gold production from the Burnstone Project for R80 million, which will extinguish Great Basin Gold Gold’s obligation in respect of the NSR. GFL donated the proceeds of its sale of the NSR to Tranter to allow Tranter in part, to purchase the BEE Shares with the required balance coming from other financial sources available to Tranter. If South African regulatory authorities so required, then instead of purchasing the BEE Shares, Tranter would subscribe for shares in Southgold, which equated to 26% of Southgold’s equity, for ZAR260 million. The Southgold shares could at a later date be converted into Great Basin Gold shares. The BEE Shares would be restricted from resale for three years.

Great Basin closed a Subscription and Acquisition Agreement on October 1, 2007 between Great Basin Gold and Tranter Gold, which had been entered into on August 8, 2007, superseding the framework agreement.

In terms of the Purchase and Acquisition Agreement Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold for a purchase consideration of $38 million (ZAR260 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, Great Basin Gold purchased the new Southgold shares from Tranter Burnstone in exchange for the issue by Great Basin of 19,938,650 new common shares in Great Basin Gold to Tranter Burnstone. There is an agreed lock-up period of at least 3 years during which the shares cannot be traded.

The issue and allotment of the new Great Basin Gold shares currently constitutes approximately 6 % of the issued share capital of Great Basin Gold on a fully diluted basis. The purchase consideration paid by Tranter Burnstone is $38 million (R260 million) and the transaction also effectively settled the net smelter royalty that Gold Fields held over the Burnstone Project.

By concluding this transaction, Great Basin Gold complied with section 22 of the Mineral and

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Petroleum Resources Development Act, 2002, which enabled the company to submit its application for the Mining Rights over the Burnstone Project.

6.4.3	Environmental Legislation

The following pieces of South African legislation are relevant to the Burnstone project:

	•	The Constitution of South Africa, 1996;

	•	Mineral and Petroleum Resources Development Act (MPRDA) 28 of 2002 and Regulations;

	•	National Water Act (NWA) 36 of 1998 and Regulations;

	•	Environment Conservation Act (ECA) 73 of 1989 and Regulations;

	•	National Heritage Resources Act (NHRA) 25 of 1999 and Regulations;

	•	National Air Quality Act (NAQA) 39 of 2004; and

	•	National Environmental Management Act NEMA) of 107 of 1998 and Regulations.

Essentially, the above pieces of legislation require the following authorization processes:

An Environmental Impact Assessment (EIA) is required by both the MPRDA and ECA. The EIA must characterize the pre-mining environment, identify and quantify potential environmental and social impacts and provide appropriate mitigation measures to minimize negative impacts and enhance positive impacts. Extensive public participation is also required for the EIA process. Although the Department of Environmental Affairs and Tourism (DEAT) is responsible for enforcing ECA, the Department of Minerals and Energy (DME) is the lead authority and will be responsible for authorizing the EIA. DME will consult with DEAT and other government departments in authorizing the EIA.

A Social and Labour Plan (SLP) is required by the MPRDA and must be authorized by DME. An SLP must accompany a mining rights application and commits the mine to various social responsibilities such as human resource development, local economic development, and processes pertaining to management of downscaling and retrenchments. The applicant is additionally required to provide the financial resources to properly implement this plan.

An Environmental Management Plan will be required by MPRDA for the planned bulk sampling and must accompany the prospecting rights application. This plan is aimed at managing negative environmental and social impacts associated with prospecting activities, and includes a requirement for the applicant to set aside financial resources, in order to properly rehabilitate the site upon the conclusion of prospecting activities. This plan must be authorised by the Minister of Minerals and Energy in terms of Section 39(4) of the MPRDA.

An Environmental Management Program (EMP) is required for the mine development in terms of the MPRDA and must be authorized by DME. The EMP is more detailed than the plan mentioned above and will provide much the same information as the EIA. This includes characterization of the pre-mining environment, identification and quantification of potential environmental and social impacts. A full chapter is dedicated to the management and mitigation measures aimed at minimizing negative impacts and enhancing positive impacts, and this chapter of the EMP is legally binding. The EMP requires significant financial resources to be set-aside for rehabilitation. These financial resources must be set-aside before construction may commence. The EMP must be approved by DME; however, this

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department will consult with other government departments, including DEAT and DWAF (defined below), before authorizing the EMP.

An Integrated Water Use License (IWUL) is required from the Department of Water Affairs and Forestry (DWAF) for all Water Uses on the mine in terms of the NWA. Water Uses constitute not only consumptive uses, but includes activities such as diverting of watercourses, activities within the 1:100 year flood line of watercourses, mine dewatering, discharge of wastewater etc. The approval of the IWUL in the name of Southgold is pending. The Constitution of South Africa contains the Bill of Rights, which indicates that everyone has the right to a healthy environment. All subsequent legislation has been based on the requirements of the Constitution.

With respect to the requirements of the NHRA, removal or demolition of any articles of historical or cultural importance will require a permit from the South Africa Heritage Resources Agency (SAHRA). The only item of historical and cultural importance is a graveyard situated to the north of the decline shaft and associated infrastructure. This graveyard will not be moved but will instead be protected. Therefore no permit is required from SAHRA.

NAQA was promulgated in 2004; however, the Department of Environmental Affairs and Tourism (DEAT) only enacted this Act in September 2005. Furthermore, certain sections of this Act have been excluded for enactment for the time being. As yet, no Regulations have been promulgated to implement this Act, although various Regulations are undergoing public review in order for them to be promulgated in the near future. There is, however, and interim arrangement in place which indicates that provisional or permanent registration certificates issues under the old act, the Atmospheric Pollution Prevention Act (APPA) of 1965 will be deemed to be provisional atmospheric emissions licenses in terms of the NAQA for a period of two years. New licenses will be required after this transitional period. At this stage Great Basin Gold does not anticipate the need for an emissions permit for the Burnstone project, since the processing plant will not include a stack. However, once regulations are promulgated in terms of NAQA, the mine may need to apply for a license.

There are no specific authorizations required by NEMA; instead the principles of Integrated Water Management (IEM) should be applied to the Burnstone project. These IEM principles have been carried through to other pieces of legislation after 1998, and therefore the Burnstone project does comply with these principles. NEMA does, however, place a general duty of care on every person who causes, has caused, or may cause, significant environmental pollution or degradation of the environment, to implement measures in order to prevent such pollution or degradation. This requirement will be addressed by implementing the EMP for the mine effectively.

6.4.4	World Bank Requirements

The relevant environmental guidelines for the Burnstone Project include:

	•	The World Bank Environment, Health and Safety Guidelines, Mining and Milling – August 1995 (World Bank, 1995).

	•	International Finance Corporation (IFC) Environmental Health and Safety Guidelines for Precious Metals Mining (IFC, 2005).

The World Bank Group has also developed environmental and social policies to which the project should conform. These include Operational Policies (OPs), Operational Policy Notes (OPNs) and Operational Directives (ODs).

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The Burnstone EIA and EMP processes are consistent with the requirements of the above conventions.

6.4.5	Royalties

The Burnstone Project was subject to a sliding scale net smelter royalty payable to Gold Fields as follows:

On October 10, 2003, pursuant to a prospecting agreement (the "Prospecting Agreement") dated October 17, 2000 between GFL, Randex Limited ("Randex"), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. Great Basin Gold closed a Purchase and Acquisition Agreement on October 1, 2007 between Great Basin Gold and Tranter Gold, which had been entered into on August 8, 2007, which transaction also effectively settled the net smelter royalty that Gold Fields held over the Burnstone Project.

The South African Mineral and Petroleum Resources Royalty Bill was introduced to the National Assembly in June 2008. This bill requires that a revenue based royalty is payable to the South African National Revenue Fund from the recovery of mineral resources. The royalty percentage is calculated based on an agreed formula being applied to the EBIT of the producer. Management has estimated the royalty payable on this project at 4%.

6.4.6	Potential Environmental Liabilities

The Burnstone project area is currently under active agricultural farming and grazing and as such has no known existing material environmental liabilities that could impact the project.

7                     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information on the Accessibility, Climate, Local Resources, Infrastructure and Physiography of the Burnstone Project is also available in Rance, Derek C., P.Eng., Behre Dolbear & Company Ltd, Harry Meadon, Pri. Sci. Nat., H M Exploration CC, GJ van der Heever, Pri. Sci. Nat., Geologix Mineral Resource Consultants (Pty) Ltd., David Dodd, SAIMM, MDM Ferroman, J Goeller, EIS Practitioner & RJ Scheurenberg, Pr.Eng., Knight Piesold, Andrew Pooley Pr.Eng., Turgis Mining Consultants, David Stone, P.Eng., Minefill Services, Inc., May 10, 2006, “Technical Report on the Feasibility Study on the Burnstone Property, Mpumalanga Province of the Republic of South Africa.”

7.1	Access

The Burnstone Project is accessed from the main Johannesburg to Durban highway (Route N3) via the Heidelburg South highway (Route R23) at the Balfour exit. The town of Balfour is located approximately 18 km east of the N3. From the municipality of Balfour the project site is accessible via a network of unpaved roads, approximately 6.5 km east of the town of Balfour (Figure 7.1).

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Figure 7.1 Site Access And Locality Map

7.2	Climate and Physiography

The property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 m (5,480 feet). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid- winter (July-August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and can be accompanied by substantial lightning and hailstorms.

The Balfour area has been intensively farmed for corn and hay for nearly 100 years, consequently there is very little indigenous vegetation remaining in the area of the property.

7.3	Local Resources

The adjacent town of Balfour and the surrounding Dipaleseng municipality has a population of about 37,000 and an employable population of about 14,000. The majority of the district population has low skill levels and unemployment is very high at about 45 percent.

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7.4	Infrastructure

The property is crossed by national Eskom grid power lines, two gas pipelines and by two rail lines, one being the main Johannesburg to Durban trunk line (Figure 5.1). There are three rail sidings on the property. The Balfour municipal water supply from the Haarhoff dam has excess pipeline capacity, sufficient to service the mine/mill potable water needs and the initial construction needs. Raw water for long term operation of the mine/mill can be obtained from the Vaal River Eastern Sub-System Augmentation Pipeline project which was commissioned during 2008.Currently, indications exist that sufficient make-up water could be available from underground sources. The decision to establish the raw water supply infrastructure was therefore put on hold.

The nearest major airport is the Johannesburg International Airport located west of Johannesburg, and some 70 km northwest of the Burnstone property. An independent rock quarry producing crushed stone is also located on the surface lands in the southwest portion of the Burnstone property. The stone quarry is sufficiently distant so it will not interfere with the Burnstone Project development, nor will development of the Burnstone project negatively impact quarrying operations.

8                     HISTORY

Information on the History of the Burnstone Project is also available in Rance, Derek C., P.Eng., Behre Dolbear & Company Ltd, Harry Meadon, Pri. Sci. Nat., H M Exploration CC, GJ van der Heever, Pri. Sci. Nat., Geologix Mineral Resource Consultants (Pty) Ltd., David Dodd, SAIMM, MDM Ferroman, J Goeller, EIS Practitioner & RJ Scheurenberg, Pr.Eng., Knight Piesold, Andrew Pooley Pr.Eng., Turgis Mining Consultants, David Stone, P.Eng., Minefill Services, Inc., May 10, 2006, “Technical Report on the Feasibility Study on the Burnstone Property, Mpumalanga Province of the Republic of South Africa.”

8.1	Project History

Gold was first discovered in the South Rand area in 1887, leading to the establishment of a number of small mines and prospects that operated, intermittently, from 1892 to 1962 (Table 8.1). The Heidelberg-Roodepoort Mine was the largest single historical producer in the area. The Kimberley Reef was well developed in the Heidelberg-Roodepoort Mine, and gold mineralization was consistent making extraction viable over the full mine lease area. Operations were eventually terminated in 1942 when mining encountered a fault at a depth of 300 m that vertically displaced the Reef. The displaced portion was later mined from the Kildare Gold Mine property.

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TABLE 8.1 GOLD PRODUCTION FROM THE SOUTH RAND MINES (AFTER PRETORIUS, 1964)

Mine	Years of Operation	Tonnes Ore Treated	Recovered Au g/t	Recovered Au Oz
Heidelberg–Roodeport Kildare Hex River SE Witwatersrand Mines Others	1892 – 1942 1908 – 1909 1941 – 1942 1911 – 1913 1935 – 1940 1946 – 1948 1961 –1962 1935 – 1938 1906 – 1913	209,475 123 5,178 7,623 13,013 9,972 371 11,305 10,909	5.62 8.34 3.83 3.39 2.75 3.20 5.53 3.43 8.40	37,851 33 637 832 1,149 1,025 66 1,248 2,946
Total		267,969	5.31	45,787

Exploration drilling in the Burnstone Project area was conducted intermittently during the period 1974 to 1993, initially by Union Corporation Ltd., and later by Gencor. Anglovaal Limited (also known as Avgold Limited) also drilled a number of holes (VFN series) during this period. Southgold drilled three boreholes, SG1 through SG3, during the late 1990s and early 2000, and drilled an additional 15 boreholes (SG4 – SG18) from May to July 2002. Southgold then commissioned Global Geo Services to geologically model the deposit and estimate a resource contained in an area that approximates what is known as Area 1.

Great Basin Gold acquired an option to purchase Southgold in November 2002. As part of the transaction, Great Basin Gold committed to completing a US$1.5 million exploration program to further test the Area 1 deposit in preparation for feasibility studies. Surface drilling has been ongoing, now totalling over 350 boreholes. During 2009 the emphasis will swing to mostly underground cover and structural drilling in the initial mining areas.

9                     GEOLOGICAL SETTING

9.1	Introduction

The geological section of this report is condensed from the Technical Report, “Report on the Resource Estimate for the Burnstone Property, Mpumalanga Province of the Republic of South Africa” by Eugene Siepker and Gideon Johannes Van Der Heever, February 2005 filed on www.sedar.com. The reader is referred to this report for a fuller geological description.

9.2	Regional Geology

The Late Archaean Witwatersrand Basin is an extensive, predominantly sedimentary deposit covering an extensive geographical area (Figure 9.1). From 1886 and 2000, about 48,670 metric tonnes of gold were produced from its conglomerate beds (locally known as “reefs”).

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Figure 9.1 Goldfields of the Witwatersrand Basin (Tainton & Edwards 1992)

Much of the remaining gold resources are now at depths of greater than 1000 m. Challenges associated with extremely deep mining activities have necessitated a very detailed understanding of the structural elements of the basin. Studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and deformation that took place subsequently. Syn-depositional deformation played a key role in the distribution of sediment input and controlled both the occurrence of auriferous conglomerates and the thickness of enclosing sediment packages. Later faulting and buckling of the sequence determined which parts of the basin remained buried, as well as the depth to the mineable horizons relative to the present-day surface (Meyers et al. 1990).The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga) granite-greenstone basement and the 3,086 – 3,074 Ma Dominion Group. It is overlain, unconformably, by rocks of the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma) Supergroups. Originally the depositional basin was much larger than its present size.

9.3	South Rand Basin

The Witwatersrand strata in the South Rand area are thinner than sequences in other parts of the basin. The West Rand Group (“WRG”) (Figure 9.2) unconformably overlies the Archaean granite-greenstone basement and comprises about 1,500 m of alternating quartz arenite and shale units, typical of the sequence elsewhere in the basin.

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Figure. 9.2 Geology of South Rand Basin (Modified after Pretorius, 1986)

The prospective horizon that is worked in all of the mines of the South Rand Basin is the Kimberley Reef, which occurs at the base of the Turffontein Subgroup. This horizon is developed on an unconformity surface and, in places, may rest directly on the Kimberley shale or the Main Bird lithologies (Figure 9.3) .

The South Rand Basin is displaced by a number of large east–west-trending faults. Its northern limit is defined by the Sugarbush fault, which is down-thrown to the south by up to 3,000 m, and is largely responsible for the preservation of the Witwatersrand strata in this region (Pretorius 1964). Sediments of the West Rand Group and Central Rand Group were also deformed prior to Ventersdorp deposition and the South Rand Basin currently defines an arcuate sub-outcrop pattern known as the Balfour synform that is concave to the north.

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Figure. 9.3 Lithostratigraphy of the South Rand Basin and Kimberley Reef zone

9.4	Local Geology

The geology of the Burnstone Project Area consists of younger Ventersdorp Supergroup volcanic material, unconformably overlying the Central Rand Group sediments of the Witwatersrand Supergroup. The Ventersdorp Contact Reef, located at the base of the volcanics, was intersected in numerous drill holes at Burnstone; however, it was found to be of low gold grade or barren of gold values.

Geological interpretation from the recent Great Basin Gold drilling, combined with a detailed review of the historical data and results from a structural mapping program that was commissioned by Great Basin, indicates that the Burnstone deposit is cut by a number of north- west to east-west trending faults that are down thrown on their northeast side (Figure 9.4). Theshallow block on the southwest side positions the Kimberley Reef within 250 m of surface. The down thrown block on the northeast flank has resulted in the Kimberley Reef being situated at approximately 1,000 m from surface in that area. Structural contours of the Kimberley Reef also indicate that although the deposit area is located on a regional broad antiform, it consists primarily of shallow north and south dipping fault blocks defining the antiform.

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Figure 9.4 Burnstone Project - Structure

The structure of the project area is dominated by the Sugarbush fault in the north and associated faults splitting off toward the south (i.e. Step 1 and 2 faults). The southerly dipping listric Sugarbush fault bounds the deposit in the north. Basement granites and lower Witwatersrand group rocks are found north of the fault. The Step 1 and 2 faults are steeply northerly dipping (approximately 80 degrees) faults with a combined throw of over 550 m that can be traced through the area. Several splays from the Step 1 and 2 faults, with throws of up to 100 m are also present. Some north–south oriented faults (for example, the Darby fault) occur in the area. Several shallow horst blocks, with Witwatersrand rocks exposed at surface, are located south of the step faults in the center of the study area. The Kimberley Reef occurs at depths of 250 – 450 m below surface in a wide zone extending from the north-west (Areas 1 and 4 in the northwestern part of the Resource Area shown in Figures 6.2 and 9.2) to the south-east (Area 3 in the south-eastern part of the Resource Area). It is bound in the south by southerly dipping faults with varying displacements. This horst and graben effect is similar to that seen in the Free State and Klerksdorp Goldfields. An anticlinal feature is present on the shallow horst block.

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The anticline is associated with the sill break out; the anticlinal feature is accentuated by the apparent thrusting along the break out. The break out probably occurs as the plain of weakness along the fold axis of the very gentle anticline.

Several intrusions have been observed in drill holes and are interpreted from the aeromagnetic map. North-south and east-west trending dykes are present. Evidence of left lateral movement has been seen from displacement of quartz diorite dykes.

10                     DEPOSIT TYPE

10.1	Witwatersrand Basin

The Witwatersrand Basin is one of the most intensively studied sedimentary sequences in the world. It is widely agreed that deposition took place along the interface between a system of large rivers and a major body of still water or an inland sea. The basin is filled with approximately 14,000 m of sedimentary and subordinate volcanic rocks, which have been folded along a northeast to southwest axis into an asymmetrical synclinorium (Pretorius, 1974). At present, most workers accept a foreland model for the development of the Basin, not unlike that proposed by Burke et al. (1986).

Stratigraphically, the vast majority of economic placers have been found in the Central Rand Group. However, it should be emphasized that the principal placers of the various gold fields of the basin do not all occur at the same stratigraphic level.

The goldfields of the Witwatersrand Basin are considered to signify major, diachronous, entry points of coarse-grained sediment into the basin. The deposits probably represent laterally coalesced fluvial braid-plains, where gold was concentrated within conglomerates developed primarily on unconformities of the progressive type. Those parts of the proposed braid-plains that contain economic gold concentrations commonly extend for 10 to 30 km down depositional dip, and for up to 10 to 12 km along depositional strike. Some of the major goldfields are separated by “gaps”, areas where no economic placers have been discovered. Figure 10.1 depicts the footwall lithologies and possible palaeo-current directions of the East Rand Basin, the Evander Basin and the South Rand Basin.

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Figure 10.1 Regional Kimberley Footwall Lithology and Palaeo-current Directions (GeoActiv 2000)

10.2	South Rand Basin

Pretorius (1964) discussed the probable sedimentation pattern and concluded that the south- east-trending longitudinal flexuring that continued during deposition of all the sediments of the Central Rand Group resulted in thickness and lithological variations related to this fold trend. His analysis of sediment-transport directions for the Central Rand Group showed, in general, a northwest source for the sediments, but with a minor southwest transportation direction, especially for the Turffontein sediments. On this basis, he proposed that the Kimberley Reef payshoots in the area had a southeast trend, more or less parallel to the main sediment- transport direction and similar to that of the payshoot direction in the East Rand. Somewhat more extensive sedimentological data than was available to Pretorius (1964) suggests that the dominant sediment-transport direction for the Kimberley Reef in the vicinity of Area 1 of the Burnstone project is, in fact, from the northeast and that the main pay-zone (as opposed to payshoot) direction is towards the southwest. Cross-bedding measurements made on outcrop near the Hex River and Heidelberg – Roodepoort Gold Mines have a dominant southwest trend, with a secondary southeast trend.

In the Evander area, Tweedie (1978) has shown that the Kimberley Reef was deposited by currents flowing in northeasterly and northerly directions and that the thickest development of the Kimberley Reef occurs in the southeastern part of the goldfield – the reef thins northward and northwestward. It would seem, therefore, that the main entry point for both the South Rand

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goldfield and the Evander goldfield lay to the east of the South Rand area and to the south of Evander, and that the granite hub in the Devon dome, east of Heidelberg, acted as a barrier to the flow of the currents and diverted them around the dome. It can therefore be deduced that another sediment entry point for the Witwatersrand Basin existed somewhere east of Balfour.

10.3	Kimberley Reef Identification and Correlation

The Kimberley horizon consists of a number of laterally impersistant (lenticular) conglomerate units within an upward fining quartzitic sequence. Defining the top of the horizon is a challenge if a conglomerate is not developed along the top contact. No marker horizon such as a shale unit for instance, exists above the Kimberley horizon. However, the Kimberley Reef horizon in the Burnstone Project, identified as of economic interest, is identifiable and correlatable due to a number of factors:

•

In this specific area the Kimberley horizon consists of one or more laterally persistent conglomerate units developed at the base of the sequence along an unconformity within an upward fining quartzitic sequence. Defining the top of the Kimberley horizon is straightforward even if a conglomerate is not developed along the top contact as quartzites in the Kimberley horizon can be distinguished from the quartzites of the hanging wall formation. A clean siliceous quartzite located at the base of the Hanging Wall quartzites occasionally acts as a marker horizon above the Kimberley horizon that can be used as an identifier.

•

The base of the Kimberley reef/horizon can be identified based on identification of the footwall sequence, large pebble conglomerate/lag at the base of the sequence and/or on the unconformity, sulphide mineralization and gold grade. Any one of these parameters or a combination of these parameters can be used to identify the base of the Kimberley horizon.

10.4	Kimberley Reef Characteristics at Burnstone

The Kimberley Reef in the Burnstone Project Area of the South Rand Basin is an upward fining, auriferous, quartz pebble conglomerate deposited within a braided plain environment. It represents a major unconformity at the base of the Evander Quartzite Formation of the Turffontein Subgroup, Central Rand Group.

The Kimberley Reef unconformity resulted from a regressive truncation of the footwall from southwest to northeast. Within the Burnstone Project Area, the unconformity progressively truncates the MK2 Middle Kimberley, MK3 Quartzite, Kimberley Shale Formation, Main Bird Quartzite 1 (MBQ1) and Bird Amygdaloid (BA1) (Figure 10.2).

The subcrops of footwall units below the Kimberley reef unconformity trend, generally, from northwest to southeast (Figure 10.3).

• The Kimberley Reef within the Burnstone Project Area may be described as follows:
• Poorly sorted,
• Sub-rounded,
• Clast with lesser matrix supported,
• Maximum pebble size is mainly within the very large pebble size range, i.e. from 32 to 64 mm,
• Matrix can vary from siliceous to argillaceous – sericite and chlorite have been observed,
• Pebble types are predominantly white quartz, lesser smoky quartz, minor chert and

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occasionally blue quartz, quartzite and acid lava pebbles.

Figure 10.2 Kimberley Reef Channel and Erosion Characteristics (After Burgers,pers. comm., 2005)

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Figure. 10.3 Footwall Lithology to the Kimberley Reef

The Kimberley Reef conglomerate is variable in terms of its pebble size, degree of sorting and mineralogical composition. These variations are a function of the environment of deposition, the nature of the source area supplying detritus and the extent to which later diagenetic, hydrothermal or metamorphic fluids have affected the Kimberley Reef conglomerates. Typically, the reef comprises between 70 and 90 % well rounded pebbles, consisting of milky vein quartz with lesser chert, blue quartz, jasper, quartzite, shale and other rock fragments. Pebbles are cemented in a matrix of finer, angular quartz grains and a variety of phyllo-silicate minerals including sericite, pyrophyllite, muscovite, chlorite and chloritoid. Quartz is the dominant phase and lesser matrix minerals consist of chlorite, mica and apatite.

The Kimberley Reef displays both vertical and lateral variation. The overall Kimberley Reef package is upward fining and contains minor quartzite components.

At Burnstone:

•	The Kimberley Reef is a robust conglomerate, with subordinate gritty/pebbly quartzites, exhibiting a remarkable degree of geological continuity over the project area.

•	The thickness of the Kimberley Reef varies from 2 – 3 cm (pebble lag) to over 100 cm channel reef types).

•	The base of the Kimberley Reef is always sharp, i.e. well defined, denoting a definite unconformity with the underlying lithologies.

•	The footwall of the Kimberley Reef is either: MK3 Quartzite, Kimberley Shale, Puddingstone Unit, MBQ1 or Bird Amygdaloid (BA1) from the southwest to the

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northeast of the Burnstone property.

•

The top of the conglomerate unit usually defines the upper limit of the Kimberley Reef. In some cases, the Kimberley Reef Quartzite defines the top, which is lithologically distinct from the Hanging Wall 2 quartzites.

•

In some cases, a diffuse top contact results from the development of either a pebbly or gritty quartzite overlying the conglomerate, which may or may not be distinct from the Hanging Wall 2 quartzites.

•	The dominant component of the Kimberley Reef is clast-supported conglomerate, with lesser quartzite.

11                     MINERALIZATION

Gold mineralization within the Kimberley Reef at Burnstone is associated with or occurs as:

  pyrite - both crystalline and buckshot types are present;

  carbon may be present; and

  visible gold, which has been noted in a high proportion of the intersections.

Visible gold has commonly (in ~50% of holes drilled by Great Basin) been noted in the Kimberley Reef in a variety of settings, including within argillaceous to siliceous matrix material associated with carbon and sulphides and, in places, free with no pyrite or carbon association.

This type of stratigraphic setting is identical to that seen by Great Basin geologists during mine tours at the nearby Evander operations, except visible gold is not as commonly observed at Evander.

12                     EXPLORATION

The history of exploration at Burnstone is divided into Pre-2003 (prior to the Great Basin Gold acquisition of Southgold) and Post-2003.

12.1	Pre-2003

Exploration drilling and geologic compilation in the Burnstone area was conducted intermittently during the period 1974 to 1993. Initial work was by Union Corporation and later by Gencor. During this period, Anglovaal Mining Ltd. optioned the property and drilled six holes (VFN series). Southgold drilled three holes (SG1 - SG3) during the period of 1999 to 2000, and a further 15 holes (SG 4 - SG18) in 2002.

Data pertaining to the numerical series of holes and the corresponding BQ core are available from Gold Fields Ltd at the Oberholzer Geological Center near Carletonville. Data and core for the SG series of holes are available at the Burnstone core storage facilities in Balfour.

Geology and Kimberley Reef stratigraphy for Evander, East Rand and the South Rand Basins, and information from the early Burnstone drilling (comprising 68 holes at a spacing of approximately 2000 m over an area of 15 km by 17 km) was used to compile the regional geology. Details of this study are documented in “Qualifying Report on the Burnstone Property

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Gauteng Province of the Republic of South Africa” filed on www.sedar.com in December of 2002.

Prior to August 2002, Southgold commissioned Global Geo Services to estimate the mineral resources of Area 1 and Area 2 of the Burnstone Project. In August 2002, Great Basin Gold commissioned GeoActiv to complete a geological review of the project and resource estimates for Area 1 and 2. The same data, i.e. drill holes and composites, were both used by Global Geo Services and GeoActiv, and the results of the two global estimates of mineral resources were comparable.

12.2	Post-2003

During Great Basin Gold’s exploration design phase, Great Basin Gold and its South African consultants examined extensive published materials, including company reports on conglomerate gold deposits in the Witwatersrand, to ensure that staff had a good understanding of South African exploration techniques, evaluation criteria as well as basin and deposit geology. As well, Great Basin Gold geologists and its South African consultants attended several technical mine tours at Harmony Gold’s Evander operations, which assisted them in the interpretation of the Burnstone drill results. The most important aspect of the study is a thorough understanding of the palaeo-geomorphological characteristics of the conglomerates and how this relates to their distribution and the gold within them. Particular attention has been paid to the size and continuity of the existing reef operations in the area and previously mined auriferous conglomerate systems, and how these operations and geological settings in the South Rand Basin are similar to each other and to the proposed mining area at Burnstone.

As a result of the review of other conglomerate systems and observations from ongoing exploration, certain fundamental and common elements in Witwatersrand deposits have been recognized:

	•	They are commonly fluvial systems comprised of terraced dendritic streams, braid plains/prograding deposits and/or merging shorelines/large rivers, with a few proximal alluvial fan systems.

•

The systems are homogeneous on a large scale and are extensive down the palaeo-slope for distances of 10 to 30 km and, laterally, for 10 to 12 km across the drainages/fans. Examples are the Carbon leader, with a palaeo-strike of 20 km, the Vaal Reef, with a palaeo-strike of 20 km, and the Steyn placer lobe, which has an aerial extent in excess of 250 km2 .

•

The conglomerates display very strong continuity, both along strike and laterally (due to the effects of reworking), and the grade within the reefs is very consistent over a large area but may be locally variable. For example, the Vaal Reef is a sheet-like drainage, with limited palaeo-relief, and very homogenous gold distribution down the slope and across the strike.

	•	Where conglomerates (reefs) are correlated between the various sub-basins, they are analogous to one another in terms of mode of formation, depositional characteristics and gold.

	•	Syn- and post-basin tectonism, linked to basin metamorphism, also plays a role in controlling the gold occurrence within the reefs.

12.3	Sedimentological Modelling (Pre-July 2004)

Details of the modelling and resource estimation are described in “Technical Report on the Resource Estimates for Areas 1 and 2 of the Burnstone Property, Mpumalanga Province of

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the Republic of South Africa”. Siepker, E.H., Global Geo Services (Pty) Ltd and van der Heever, G.J., GeoLogix Mineral Resource Consultants (Pty) Ltd., July 2004 report prepared for Great Basin Gold and filed on www.sedar.com.

The purpose of the 2003 and 2004 drill programs were to define Area 1 in greater detail on a geological, structural and analytical basis, while developing confidence to allow for further assessment in terms of resource distribution and conceptual resource development parameters. The drill program was also designed to outline and detail other areas of gold mineralization such as the less understood Area 2 and the relatively un-drilled Areas 3 and 4 (Figure 10.1) .

Figure 12.1. Burnstone Gold Deposit – Areas and Major Faults

The exploration programs in Area 1 consisted of a detailed airborne magnetic survey, drilling 38,279 m in 56 NQ size core holes and detailed structural geological mapping. Great Basin Gold’s exploration program increased the number of drill holes used for the GeoActiv’s 2002 estimation of mineral resources by 325%, the number of valid intersection by 275%, and reduced the average drill hole spacing from 700+m to 300+m. The exploration and compilation work completed to April 15, 2004 clearly achieved the objectives of developing confidence in the Area 1 reef continuity/distribution, and in the grade distribution. Confidence was such that

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mineral resources of measured and indicated categories were then estimated and reported in the July 2004 Technical Report.

The exploration program in Area 2 consisted of drilling 34,885 m in 51 NQ size core holes in an attempt to further extend known mineralization and to increase the understanding of the geological parameters of the area. Inferred mineral resources were then estimated and also reported in the July 2004 Technical Report.

12.4	Sedimentological Modeling (Post-July 2004)

Subsequent to July 2004 an additional 54 holes were drilled. Additional field work with the core permitted the refinement of the geo-domains which were partitioned into more detailed geo- domains. The additional drill data also allowed the development of more stable variograms. The results of this work is detailed in the Technical Report on the Resource Estimate on the Burnstone Property Mpumalanga Province, Republic of South Africa, by Siepker and van der Heever, dated February 17, 2005, and filed on SEDAR

In conjunction with the Feasibility Study, resources were estimated using the results of a total of 221 drill holes and 571 valid deflections, totalling 792 reef intersections. Additional fieldwork with the drill core permitted the refinement of the geo-domains. Partitioning the Resource Area into more detailed geo-domains provided improved drill data to allow more robust variogram development. The results are tabulated below, and the distribution of the various classifications is shown in Figure 10.2.

TABLE 12.1 MINERAL RESOURCE ESTIMATES – DECEMBER 2005

CATEGORY	CUT-OFF (CM G/T)	TONNES	GOLD GRADE (G/T)	CONTAINED GOLD (OUNCES)
Measured	300	31,959,000	8.02	8,239,000
	350	26,941,000	8.39	7,267,000
	400	19,778,000	9.22	5,864,000
Indicated	300	10,741,000	4.57	1,578,000
	350	9,626,000	4.34	1,344,000
	400	9,216,000	4.20	1,244,000
TOTAL M+I	300	42,700,000	7.15	9,817,000
	350	36,567,000	7.32	8,611,000
	400	28,994,000	7.63	7,108,000
Inferred	300	1,686,000	11.13	603,000

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CATEGORY	CUT-OFF (CM G/T)	TONNES	GOLD GRADE (G/T)	CONTAINED GOLD (OUNCES)
	350	1,014,000	11.71	382,000
	400	466,000	12.61	189,000

Figure 12.2. Burnstone Resource Classification (December 2005)

From March 2005 to August 2006 exploration focused on exploring the other areas or potential within the greater option area. These areas include the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR where the Kimberley Reef outcrops and some historic mining had been done, as well as the Kimberley Reef, Bird Reef and Scattered Reef zone on Roodepoort 598IR. Work included surface mapping, drilling some shallow (vertical and incline) core holes, trenching, surface and underground sampling and auger sampling over tailings dump areas. 36 core holes were drilled to August 2005 and a further 21 holes to August 2006, on the Roodepoort and Rietfontein farms with mixed results. No coherent resources were defined.

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From August 2006 to January 2007, an additional 15 drill holes were completed to increase confidence levels in the main Resource Area, particularly Area 1 and Area 2. The mineral resources for the project were updated, based on the results from the initial eight holes of the program, and a further announcement was made in January 2007.

From January 2007 to January 2008 a total of 23 boreholes were drilled. The drilling continued to increase confidence levels in Area 1 and 2 and also increase the resource base into Area 4. A revised mineral resource estimate was undertaken in January 2008.

Results from this drilling are summarised in Appendix 1.

13                     DRILLING

13.1	General

Since the January 2008 Mineral Resource estimate a further 31 drillholes have been completed. During 2008 surface diamond drilling was conducted on areas 1, 2, and 4. The results of this drilling are summarised in Appendix 1. The table below gives some indication of the variability of drilling the Kimberley Reef horizon, which is a common characteristic of channelized fluvial systems. Furthermore, a number of the boreholes had no reef intersections due to structural modification (e.g. block faulting) or transgression of diabase sills through the area of the reef package.

2008 drilling summary comments

AREA	NO BHS	INTERSECTION RESULTS		PENDING	GEOLOGICAL LOSS
		POSITIVE	NEGATIVE
1 3 4	17 1 14	5 1 7	4 0 6	5 0 1	3 0 0

Figure 13.1 shows the current distribution of all surface borehole collars.

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Figure 13.1: Distribution of surface boreholes, LOM mining blocks and initial 24 month mining blocks

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Figure 13.2: Initial 24 month mining blocks , decline and surface borehole distribution

During 2009 the focus of drilling will move to underground where a phased cover and evaluation program provides further delineation of the initial stope.

13.2	Borehole Surveys and Deflections

Collars have been surveyed by qualified surveyors using total stations referenced to a network of base stations around the site. Collars for the study area were surveyed in Cape Datum. All holes have been surveyed downhole, using Reflex Solid State Electronic Multi-Shot cameras.

14                     SAMPLING METHOD AND APPROACH

14.1	Core Logging And Sampling

At the Balfour logging facilities, the drill core was photographed, geologically logged and selectively sampled. These facilities have since been relocated to the Burnstone Mine. Sample collection was carried out by personnel of the independent site contractor GeoActiv. GeoActiv established a detailed protocol to ensure sampling of the primary target Kimberley Reef (KR or reef) rock cores was correctly undertaken and that pertinent sampling information

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was recorded for resource analysis studies. Digital photographs were taken of each box of core and the images were archived on CD-ROM. This protocol is currently applied, and is in line with acceptable core sampling practises.

Parameters recorded in the sample logs include: drill hole-ID, from (metres), to (metres), core angle, recovery, sample number, core size, completeness code, representative (yes or no), status (complete or incomplete), use (yes or no), stratigraphy (code), lithology (code) and remarks.

Core recovery has generally been very good, averaging 99.7% for the sampled intervals. In addition to this, 4,250 specific gravity measurements were taken prior to sampling marked intervals in the Kimberley Reef and surrounding wall rocks.

As part of the sampling protocol, the minimum length for reef samples is 10 cm of core (approximately 250 g). To ensure that the reef intersection is cut into two equal halves without bias, a cut-line is marked at the low point of the bedding plane of the base of the reef. This ensures consistent sampling independent of the presence or absence of visible gold in the core. Depending on the core angle of the base of the reef intersection (which is recorded), a maximum of 5 cm and a minimum of 2 cm of the footwall lithology is included in the basal sample of the reef. Two samples are taken above and below the reef intersection as follows:

•	Hanging Wall

	•	Sample immediately above reef +/- 30 cm in length

	•	Uppermost sample +/- 30 cm in length.

•	Foot Wall

	•	Sample immediately above reef +/- 30 cm in length

	•	Lowermost sample +/- 30 cm in length.

Figure 14.1. Illustration of sample intervals above and below reef interval for NQ size core.

Prior to the core being cut, the Senior Geologist on site reviews the sample marking. For sampling intervals, the core is broken (not sawn) as marked by the Geologist, or at suitable intervals for the longer samples. The core samples are sawn in half lengthwise with a diamond-tipped rock saw blade. The remaining half core is returned to the core boxes and stored at the Balfour facility. To verify that the core sampling is done correctly, the Geologist and Sampling

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Foreman review all reef intersections after the core is sampled.

Samples are placed in bags and sealed with numbered “Pull-Tite” chain of custody security seals and stored in Southgold’s locked and secured building prior to deliver to the analytical laboratory. In addition to the regular mainstream samples, quality assurance / quality control (QA/QC) samples are inserted in the sample stream for preparation and analysis at the analytical laboratory. Standard reference samples are inserted as pulps, and blank samples (taken from the overlying drab quartzite) are inserted as half core splits within the regular sample number sequence. Originally the analytical laboratory was not appraised of the identity of the standards and blanks, although duplicate samples were selected and shipped to a second laboratory for analysis. This process has been upgraded with ALS Chemex providing batch and monthly QA reports.

In the opinion of the Qualified persons, the QA/QC procedures are adequate and are to industry standard.

15                     SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1	Sample Preparation

The primary analytical facility for the Burnstone Project from 2003-2005 was the Johannesburg laboratory of SGS Lakefield Research Africa (Pty) Limited (“Lakefield”). In 2006- to present, ALS Chemex of Johannesburg was the primary laboratory. These laboratories are both part of international accredited analytical service companies. Sampling and assay procedures are very similar.

No aspect of the sample preparation was conducted by any employee, officer, director or associate of Great Basin Gold. The procedure is that on arrival the sample bags and chain of custody security seals are inspected for tampering. Samples are logged into the Laboratory Information Management System (LIMS) and the sample ID’s checked against those listed on the shipment notice provided by Great Basin Gold. The entire sample is dried at 100º C, weighed and crushed to 70% passing 10 mesh (2 mm), then pulverized to 90% passing 200 mesh (75 micron or 0.106 mm). All pulp material remaining after selection of the analytical aliquots is retained at the laboratory for reference purposes.

15.2	Sample Weights

The samples are weighed at ALS Chemex / Lakefield after drying and prior to crushing. The average weight of the NQ samples is around 420 g and the BQ samples averaged 320 g. Comparison of the actual sample weight and the expected weight (estimated from: core size, spilt proportion, sample length, core recovery, sawing loss and specific gravity) provides useful quality control information.

15.3	Drill Core Analysis

Both ALS Chemex and Lakefield are currently accredited to ISO 17025 for Testing Laboratories for Gold and Platinum Group Elements by Lead and Nickel Sulphide Collection Fire Assay, Sulphur and Carbon by LECO, Base metals by X-Ray Fluorescence Spectrometry (XRF) and Atomic Absorption Spectroscopy (AAS) and Major Oxides by XRF.

All samples were analyzed by lead collection Fire-Assay (FA) for gold with AAS finish, silver by AAS, sulphur by LECO and uranium by XRF as U3O8 . Some samples were also analyzed for 24 additional elements using a standard multi-element geochemical method with an aggressive

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digestion. Following a recommendation in the 2003 QA/QC report, Lakefield reported their internal QA/QC results, including standards, blanks and duplicates in digital format. ALS Chemex has also provided the same service since 2006.

15.4	Gold Analysis

Gold (Au) content was determined by triplicate 50 g FA fusions with lead as a collector and an AAS finish. Results were reported in grams per tonne (g/t). Gold results greater than 30 g/t were typically re-analyzed by 50 g FA fusion with a gravimetric finish. Each triplicate analysis was reported separately (e.g. there are three Au results for sample 5156 reported as: 5156A, 5156B, 5156C). For the purposes of results reporting and grade estimation, the average of the multiple gold analyses was used. The exception to the triplicate analysis rule was for samples which arrived at the analytical laboratory as pulps (i.e. the standards). These samples were assayed as singular 50 g FA fusions.

In the opinion of the Qualified Persons, the assay procedures are adequate and in line with the industry norm.

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An analytical flow chart for drill core samples is depicted in Figure 13.1.

Figure 15.1 Drill Core Sampling and Analytical Flow Chart 2003-2005

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16                     DATA VERIFICATION AND VALIDATION

16.1	Quality Control and Assurance

The core drilling, sampling and QA/QC sample insertion program at the Burnstone site and Balfour core facility has been performed under the supervision of project contractor GeoActiv or the Great Basin Gold Chief Geologist. This program was designed to assess the accuracy and precision of the assay results reported by the primary analytical laboratory. The performance of standard, blank, duplicate, and sieve samples have been evaluated. The few results that deviated from the accepted tolerance limits were investigated in detail. In general, QAQC procedures are thorough, and are internationally acceptable.

Burnstone averages around 15% of the total samples analysed as QA/QC samples submitted relative to the number of regular samples. The QAQC samples include gold-bearing standards, blanks and duplicate assay. The program is controlled and monitored by Great Basin Gold separately from the QAQC procedures used within the analytical laboratory.

Currently ALS Chemex supply batch and monthly QC analyses of their own internal standards. Great Basin Gold is in the process of upgrading its own QA system, and is commissioning appropriate software with links to ALS Chemex assay certificates, and the internal database. Great Basin Gold has also reviewed in September 2009 the QAQC for all drilling since April 2000. A summary of this analysis is given in Appendix 2. Of 1499 samples checked 80 (or 5%) were out of tolerance (> 3 standard deviations). Ongoing improvement in the quality of blanks and mine generated reference samples / standards is planned to further improve the QAQC validation.

16.2	Standards

Standard reference materials were inserted with the regular samples as anonymous (blind), consecutively numbered pulps. They provide a good indication of the overall accuracy of each batch of analytical results. Geologists are instructed to insert standards and blanks as follows:

	•	Standard to be inserted immediately above the last Kimberley Reef (KR) sample;

	•	Blank to be inserted between the last reef sample and the first footwall sample; and

	•	Blank to be inserted after any reef sample in which visible gold is observed.

A standard was inserted in the sample stream by placing a sachet of standard material in a sample bag. The geologist decided which standard to insert, based on the anticipated grade of the surrounding rock samples. At the analytical laboratory, the samples arrived as blinds, essentially anonymous, consecutively numbered pulps within a batch of regular pulps.

Standard performance was monitored by charting the analytical results over time on the x-axis against element concentration on the y-axis. The results are compared with the expected value and range, as determined from the round-robin analysis.

16.3	Blanks

Blanks were used to test for sample contamination during the sampling, preparation and analytical process. Half core samples of un-mineralized drab quartzite (from further up the sampled borehole) were sawn and prepared in the field in the same manner as the regular samples. These blanks were inserted immediately after the last reef sample in each borehole, and also after any reef sample in which visible gold was observed. The laboratory was instructed to prepare the samples in numerical order, so that an assessment of possible cross-

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contamination between samples could be made. When blanks are analyzed, an arbitrary 0.2 g/t Au checking limit is introduced and checked. If a blank assay is higher than 0.2 g/t Au. it is re- assayed if there is sufficient material. If elevated grades persist in the check assays, it is assumed that some cross-contamination occurred in these samples, likely during preparation.

16.4	Duplicates

All samples with a gold assay result greater than or equal to 5 g/t are routinely selected for check analysis. Additional duplicate samples were also selected during the QAQC review. On average, 200 g of pulverized material was available for checking.

16.5	Adequacy of Procedures

Previous technical reports (eg: “Report on the Resource Estimate for the Burnstone Property Mpumalanga Province of the Republic of South Africa” by Eugene Siepker and Gideon Johannes van der Heever, February 2005”) have given positive commentary on the adequacy of all sampling , assay and QAQC procedures used on the Project to that time.

The ALS Chemex Laboratory has recently been refurbished, and was subject to an audit by Great Basin Gold during February 2009. In the opinion of the Messrs Bentley and van der Heever, current QAQC procedures at the operation and ALS Chemex exceed international standards.

17                     ADJACENT PROPERTIES

The Evander goldfield, located approximately 120 km east of Johannesburg and 60 km east of Burnstone, is considered to be geologically and structurally comparable to Burnstone. The principal economic horizon at Evander is the Kimberley Reef, which was deposited in a subsidiary sedimentary basin contemporaneous with the early stages of the Turfontein Subgroup of the Central Rand Group. The Evander basin has produced some 48 million oz of gold in 55 years of production.

18                     MINERAL PROCESSING AND METALLURGICAL TESTING

18.1	Overview

Mintek Laboratories of Randburg, South Africa, carried out the metallurgical test programs that formed the basis for design of the metallurgical plant flowsheet at Burnstone. The testwork was conducted on whole core diamond drill samples representing four types of reef occurrences, namely: thick reef, thin reef, thin reef footwall and thin reef hangingwall.

The scope of the Mintek testing included:

•	Gravity testing;
•	Communition testing to determine the design parameters for the crushing and grinding circuit; and
•	Carbon-in-Leach (CIL) gold recovery testing.

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18.2	Metallurgical Testwork

18.2.1	Sample Preparation

Drill core samples received were as follows:

•	Thin reef (SGG 120-0, SGG 120-6, SGG 134-5, SGG 183-5, SGG 185-6);
•	Thick reef (SGG 144-5, SGG 177-4, SGG178-5);
•	Thin Reef FW (SGG 122-4, SGG 146-5); and
•	Thin Reef HW (SGG 175-0, SGG 179-5).

From the total diamond drill cores received, four composite samples were constituted. Each of the composite samples was crushed, blended, split and milled for the required test work.

18.2.2	Chemical Analyses

Atomic Absorption Spectroscopy (AAS) was used to determine gold in solution. Gold in solids and carbon were analysed by fire assay.

18.2.3	Communion Testwork

The Mintek communition testing consisted of:

•	Bond ball mill work index (BBWI);

•	Bond rod mill work index (BRWI);

•	Bond abrasion index;

•	SAG mill communition testing;

•	Autogenous media competency tests;

•	Drop weight testing; and

•	JKSimMet mill simulation testing.

The bond ball mill work index values are an estimate of the energy requirements for closed circuit ball milling. The highest BBWI index values were for the thin reef footwall and ranged from 19.6 kW-hr/t to 20.24 kW-hr/t. The thick and thin reef indices range from 14.5 to 17.1 kW-hr/t.

The bond rod mill work indices likewise resulted in the highest values for the thin reef footwall at 22.6 kW-hr/t and the lowest in the other samples at 12.1 to 14.5 kW-hr/t. From these results it is inferred that the thick and thin reefs would not respond well to fully autogenous milling and are likely to break down readily to a size manageable in secondary grinding mill such as a ball mill.

The thin reef footwall was the least abrasive material with an average bond abrasion index of 0.0485 g. Thin reef hangingwall and footwall indices averaged 0.4848 g. The ore is judged to be medium abrasive.

The drop weight index (DWi) is a measure of the strength of the rock when broken under impact conditions. The DWi was determined by a SMC test. The DWi for the two Burnstone samples tested ranged from 3.8 to 4.5 giving an average of 4.1. These values place Burnstone ores as being at the soft end of the range of DWi values.

Drop weight testing is used to measure indexes used in the JKSimMet mineral processing

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simulator software. This software is used to predict the performance of autogenous or SAG mills under different operating conditions and equipment specifications.

The resistance to impact in the drop weight test is represented by the parameters A and b. For the Burnstone samples, the product of the indexes A*b ranges from 61.1 to 71.3. By comparison, the Evander run-of-mine ore gives an A*b value of 46.8, in the medium range of resistance to impact breakage. A hard abrasion range is indicated by the value of 0.33.

MPTech of the University of Cape Town’s Mineral Processing Research Unit was engaged to design the milling circuit for Burnstone. Test results from the SMC tests and drop weight tests were used in the simulations to determine the optimal arrangement of SAG and ball milling. The final 2-stage circuit design calls for a 20-ft diameter SAG mill with an overall length of 14 feet and an estimated power draw of 1,810 kW, along with a 16-ft diameter ball mill with an overall length of 34 feet and an estimated power draw of 3,660 kW.

Simulations with a single stage SAG circuit showed that the Burnstone ores would be reduced to sand sizes relatively quickly, however the ore would resist further size reductions, thus resulting in an increasing circulating sand load in the system. This simulation result dictates the necessity of having a ball mill in the milling circuit.

18.2.4	Carbon In Leach Testwork

	•	The Mintek gold recovery testing program consisted of:

	•	Knelson gravity concentration work;

	•	Preg-robbing tests;

	•	Effects of grind size;

	•	Cyanide concentration;

	•	Leaching time; and

	•	Impact of oxygenation.

The composite gold head grades for the Mintek testwork were 3.81 g/t, 6.73 g/t, 0.12 g/t, and 0.10 g/t for the thick reef, thin reef, thin reef footwall and thin reef hangingwall, respectively. The Mintek findings were as follows:

	•	Gravity gold recoveries were 42.4 and 36.2 percent for the thick and thin reefs respectively. Gravity gold recoveries in the thin reef footwall and hangingwall ranged from 20.5 to 11.5 percent.

•

Bottle roll leach tests were conducted with and without carbon at a cyanide addition of 0.5 kg/t. The results with the carbon addition of 20 g/l in CIL showed a significant improvement over the direct cyanidation results.

•

Bottle roll leach tests were carried out on samples of thick reef at grinds ranging from 65 to 80 percent passing 75 microns, to determine the effect of grind on gold recovery. The samples were leached at 50 percent solids concentration at a residence time of 48 hours. The results show a significant benefit to finer grinding; hence, an optimal grind of 80 percent passing 75 microns was selected.

•

Bottle roll leach tests were used to determine the effect of cyanide addition on gold recovery. The tests were conducted on samples milled to 80 percent passing 75 microns, at a 50 percent solids concentration. The cyanide addition was varied from 0.3

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kg/t to 0.7 kg/t. The results showed that a cyanide addition of 0.5 kg/t was optimal.

•

Bottle roll leach tests were also used to determine the effect of leach time on gold recovery. In this instance the leach residence time was varied from 2 hours to 48 hours, with 24 hours be selected as optimum.

•

The effect of oxygen addition on gold recovery was investigated in bottle roll tests at varying residence times at an oxygen addition of 20 mg/l. The results showed a significant increase in gold dissolution.

In the opinion of the Qualified Person, the procedures are adequate and in line with industry methodology.

19                     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1	Introduction

The Resource Estimate for the Burnstone Property was undertaken by Gideon Johannes Van Der Heever, Pr.Sci.Nat., and David Edward Briggs of Geologix Mineral Resource Consultants (Pty) Ltd., in October 2009. Mr. Van Der Heever is a Qualified Persons as defined by NI 43- 101 and also independent and has conducted numerous similar estimations for other clients.

The mineral resources have been estimated in accordance to the definitions stated in the Canadian Institute of Mining and Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

19.2	Geological Modelling (pre – October 2009)

19.2.1	Sedimentological Modelling, Geo-Domain Delineation

Sedimentological modelling of Witwatersrand deposits (with economic parameters) has a number of objectives in mind:

•

Identify and delineate trends of the main reef parameters to enable an understanding of the depositional system of the reef in question, culminating in a sedimentological model (reef profiles and facies plans);

•	Determination of the relationship(s) of sedimentological features and gold grade, to identify and delineate geo-domains; and

•	Based on the grade relationships and geo-domains, estimate mineral resources.

The following sources of information/data were examined and studied to arrive at delineation of the geo-domains:

•	Sedimentological profile map;

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•	Facies/facies types map;

•	Facies interpretation with visible gold, carbon/kerogen and buckshot pyrite;

•	Three-dimensional sedimentological model; and

•	Parameter maps of:
	•	Reef thickness.
	•	Gold grade map.
	•	Gold content/accumulation map.
	•	Geo-domain and sub-domain map.

19.2.2 Sedimentological and Facies Modelling

The sedimentological assessment for the area as presently delineated was based on the results of a total of 191 boreholes, covering an area of 19 km by 5.8 km, having an average of four deflections per borehole at an approximate spacing of 250 m.

Kimberley reef and grade profiles form the basis for the sedimentological interpretation of the area using the parameters of reef thickness, vertical lithological relationship, amount of quartzite, type of conglomerate (packing density) as well as associated gold grade in the vertical and lateral distribution profiles.

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A facies map (Figure 19.1) was then constructed.

Figure 19.1 Sedimentological Facies Map

The facies are interpreted to represent thin conglomerates (Facies A) on higher lying areas, pebbly quartzite with scattered conglomerate beds (Facies B) and thick sand (Facies C) in west north-west to east south-east trending channels with multiple conglomerate beds in a north south trending channel.

The presence of visible gold, carbon/kerogen and buckshot pyrite (rounded nodules) within the reef profile is commonly observed. These would relate to areas with the highest gold accumulation potential and would relate well with the flow velocity shadow areas, but are also indicative of over bank swamp areas or slightly elevated areas with lower energy where algae mats formed, these mats were ripped up and dumped within short distances as indicated by the lack of rounding and size of pyrite/carbon nodules and gold flakes/grains.

The facies distribution is depicted in a three-dimensional sedimentological model in relation to the footwall lithology types in a series of fence diagrams (Figure 19.2)

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19.2.3	Parameters

A number of important reef parameters were contoured, such as reef thickness, gold grade and gold content or accumulation. All these relationships, the sedimentological profiles and the facies definition and interpretation were used to define and delineate the geo-domains. These domains form the basis for the resource estimation.

Reef thickness (Figure 19.3) defines the relief of an area with thin (< 20 cm, lag type deposits) reef situated to the north of the area following in general the contact between the Siliceous Quartzite (MBQ 1) and the Kimberley Shale horizons, which apparently is less resistant to erosion. The contact between the thin reef and thicker reef types trends in a northwest southeast direction as do the footwall lithologies in this area.

The reef thickens is between 20 and 100 cm (intermediately thick reef) in the area to the immediate south of the lag type deposits. This defines a broad zone of up to 2 km wide to the south of the thin type reef. The reef in excess of 100 cm thick occurs further to the south. Reef thickness increases, in general, from the northeast to the southwest with some smaller areas of intermediate thick reef occurring further to the north into the thin reef area.

The gold grade distribution (Figure 19.4) in excess of 8 g/t defines a similar area to where gold accumulation is more than 300 cmg/t, this is where the reef varies in thickness between 20 and 100 cm. Where the reef is thinner than 20 cm, grades could be high, but are highly variable and gold accumulation is less than 300 cmg/t. Where the reef is thicker than 100 cm, a high percentage of quartzite occurs in the reef profile and as a result, the average grades are generally low (< 4 g/t), but gold accumulation could be above 300 cmg/t as has been observed towards the south of the area.

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Figure 19.2 Three-dimensional sedimentological model

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Figure 19.3 Reef thickness (cm)

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Figure 19.4 Gold grade distribution (g/t)

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Figure 19.5 Gold content/accumulation (cmg/t)

The gold content/accumulation distribution (Figure 19.5) reflects the amount of gold present for any specific point and so determines whether an area would be economically viable or not. The 200 cmg/t contour line was used to define those sizable contiguous areas on which the definition and delineation of the major geo-domains are based. Smaller areas within these larger more contiguous areas define higher grade zones and are regarded as possible subdomains.

Depiction of the lithology and gold grade in vertical profiles assisted in the identification and delineation of facies types and the interpretation of areas of flow velocity shadows with highest gold accumulation potential. This led to the incorporation of footwall control in the three-dimensional sedimentological model. The presences of visible gold, carbon and buckshot pyrite are indicators of flow velocity shadows and therefore potential higher grade areas.

Four geo-domains were identified and delineated (Figure 19.6) based on the sedimentological profiles, facies types and interpretation as well as reef parameters such as reef thickness, gold grade and gold accumulation.

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Figure 19.6 Geo-Domains (pre October 2009)

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19.2.4	The Geo-Domain Model

The main reef type occurring in Geo-Domain 1 is situated along the northern part of the project area and consists of thin conglomeratic lag type deposits less than 20 cm thick. The gold grade is sporadically high, but the overall gold content is low.

Reef type within Geo-Domain 2 is commonly in excess of 100 cm and occurs along the south- south western portions of the resource area. Sedimentological trends are northwest to southeast and the grade trends as reflected by the semi-variogram models are east to west. Three sub-domains have been delineated within Domain 2, reflecting differing conglomerate ratios/percentages and gold content.

In Geo-Domain 3, the reef thickens to between 20 and 100 cm (intermediate thick reef) in the area to the immediate south of the lag type deposits. This type reef defines a broad zone of up to 2 km wide to the south along the thin type reef and to the north of the thick quartzitic type reef Geo-domain 2. The sedimentological trends within the Geo-Domain are north to south as are the grade trends. Sub-domains (5) based on reef thickness and grade variation parameters have been delineated.

A lesser density of boreholes occurred in the area of Geo-Domain 4, but with further drilling it is expected to become an extension of Geo-Domain 3. Within the domain higher grade areas are associated with a higher percentage of reef conglomerate, which varies in thickness of up to 100 cm.

19.3	Geological Modelling (Post October 2009)

19.3.1	Introduction

Subsequent to the initial geological modelling, prepared for previous resource estimates, new data has become available. The new data indicated that an update of the Geo-Domains was pertinent to fully utilize the extra available information. More geological understanding has also been gained by on-site geologists and related additional information has been gathered from the recent underground development.

19.3.2	Sedimentological Modelling, Geo-Domain Delineation

The following sources of information were examined and studied to arrive at the delineation of the updated geo-domains:

•	Previous facies/facies types map

•	Updated footwall lithology map

•	Previous Geo-domain and sub-domain map

•	Efficiency ratio plans

•	Parameter maps of:

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	•	Reef thickness.
	•	Gold grade map.
	•	Gold content/accumulation map.

•	Indicator maps of:
	•	Reef thickness.
	•	Gold grade map
	•	Gold content/accumulation map

19.3.3	Sedimentological and Facies Modelling

The sedimentological assessment for the area as previously delineated was still found to be applicable after the additional drill intersections were added. A few minor boundary changes were effected to update the original facies interpretation.

19.3.4	Palaeo-environmental Setting – South Rand and Evander Basin

The Evander basin is situated to the north/northwest of the Cedermont dome and is confined to the southwest by the Devon dome and north by the Bushveld Igneous Complex (Nelson, 2004). The Devon and Cedermont domes define an area of upwarping immediately prior and during Kimberley reef deposition. The Delmas basin situated northwest of Evander occurs within the upwarped zone as a local low-lying area. The East Rand basin is situated to the west and the South Rand basin situated to the south of the area of upwarping with the South Rand basin situated south of the East Rand basin.

The Kimberley Reef sequence represents a fluvial system of channel (relatively high energy) and inter-channel (relatively low energy) areas in the mid to distal reaches of a braided plain environment with strikingly similar palaeo-environmental settings for Burnstone and Evander situated on either side of the Devon and Cedarmont domes.

Two linear gneiss complexes situated within the Cedermont dome are interpreted as the major entry points feeding the Evander alluvial braid plain from the east. Gold was deposited within an alluvial gravel-sand braid plain 50 by 30 km in size. Economic gold concentrations (>500 cmg/t) are associated with gravel bodies up to 15 km in length (along palaeo-current direction) and 3.5 to 4.5 km in width. Footwall lithology does influence the depositional system and gold grade distribution in the Evander basin.

Two major channel directions are developed in the Evander basin, a north-north west to south-south east direction (referred to as main channels) and an east west direction (referred to as cross channels). Almost all significant economic gold concentrations in Evander correspond to the main channel direction (Nelson, 2004).

The main channels (or channel systems) in the South Rand basin (Burnstone area) trend from northwest to southeast. The main river system situated to the south-west was at least 15 km wide, with smaller channels trending north-north east to south-south west draining the higher lying areas towards the northeast. The fluvial geomorphology confirms that a highland area is located to the northeast, in the Devon dome region. Uplift (warping) probably occurred

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prior and during Kimberley times along the Devon and Cedermont domes between the Evander and South Rand Basins. It would seem that the Evander Basin and South Rand basins represent near identical palaeo-environmental settings on either side of a higher lying area.

Furthermore, it would seem as if an uneven/undulating palaeo-topography related to footwall lithologies (in a broad/general sense) controlled Kimberley reef development (thickness of the reef as well as deposition of gravel bars as described by the conglomerate quartzite ratio) in the Burnstone area (along the warping lineament/Sugarbush fault). The undulating palaeo-surface of the Kimberley sequence is most probably related to the same tectonic regime forming the Devon and Cedermont domes/highland and would therefore follow the same northwest southeast trend. Conglomerate bars are therefore expected to trend in a general northwest southeast direction with some minor deviations related mainly to the underlying footwall lithologies (Booysens Shale horizon). On a regional scale, the Kimberley Reef horizon has unconformably truncated the underlying Witwatersrand formations, which form a south-eastwards plunging syncline.

19.3.5	Evander and Burnstone - Similarities in Sedimentological Features

Based on information made available to Great Basin Gold by Harmony Gold for their Evander operations it was evident that the Evander and South Rand basins are near identical with regards to palaeo-environmental setting (situated either side of the Devon and Cedarmont domes), style and scale of depositional systems, sedimentological reef features as well as gold tenor and distribution. From their interpretation and based on their underground and surface borehole information channel (quartzitic reef type) and inter-channel (conglomeratic reef type) and/or topographic high areas would be in the order of 1 - 2 km wide by several kilometres long.

This relates well to the conglomerate facies being equivalent to one of Evander’s pay shoots (conglomeratic facies). Several of these pay shoots exist within the Evander mine lease area. This would imply that several of these conglomerate type reef deposits could exist within the Burnstone Project area. From the data presented by Evander/Harmony Gold’s geological personnel these pay shoots occur over an area of 20 km with pay shoots being 1 to 2 km wide and several kilometres long (along the palaeo-current direction). This channel inter- channel relationship seems to be related to an undulating footwall palaeotopography at Burnstone.

Boreholes VFN 2 and VFN 1 situated to the south of the conglomeratic reef type area with a reef width of between 0.4 and 0.7 m and grades in the order of 6 to 8 g/t might be an indication of another pay shoot (conglomeratic reef type) towards the south of the project area.

19.3.6	Footwall control

The following observations with regards footwall relationships have been made specific to the Burnstone area:

• The Booysens Shale horizon (a shale and siltstone unit and footwall to the Kimberley reef) trends northwest - southeast in this area

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•

The Puddingstone unit/horizon (precursor diamictite deposit to the Kimberley Reef deposit) trends northwest southeast along the Kimberley shale horizon (the deposit cuts in mainly along the top of the Booysens Shale horizon)

•	The Kimberley reef conglomerate is best developed (with regards conglomerate and gold mineralization) along the Booysens Shale horizon and Puddingstone unit trending in a northwest southeast direction

•

Footwall channel deposits/reefs (MK 2/Puddingstone) developed along the top of the Booysens Shale horizon are a further indication of channel infilling of a palaeo-low area trending northwest – southeast along the top of the Kimberley Shale horizon.

It would seem, therefore, that conglomerate bars (reef development) are developed on topographically slightly higher areas with channelling incising slightly deeper into the Booysens Shale horizon, especially at the top of the horizon. An undulating palaeosurface is in a general way related to the underlying footwall lithologies, which in turn influences reef development and grade distribution.

The footwall relationship with reef development would most probably differ where the depositional system does not trend in the same general direction as the footwall lithologies and start to cut across the stratigraphy as would be the case towards the east of the property where the footwall lithology trend turns towards the south (due to the effect of the folding of the footwall sequence due to the regional synclinorium). The change in footwall trends relative to the depositional system direction would influence the behaviour of the depositional system and deposition of coarse and fine material (gravel versus sand deposition) as reflected in the vertical reef profiles. The updated footwall lithology map is shown in figure 19.7 and the footwall percentages per domain are shown in figure 19.8 below.

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Figure 19.7 – Footwall type per domain

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Figure 19.8 – Footwall type per domain

19.3.7	Parameter Maps

As before, reef thickness, gold grade and gold accumulation plots were studied together with indicator maps and efficiency ratio maps. The relationships evident in the maps and the facies definition and interpretation were used to refine and update the geo-domains. An updated footwall lithology plan was also used. It is well known that footwall lithology had a significant impact on the style of deposition and therefore, the delineation of the geo-domains.

Reef thickness (Figure 19.9) defines the relief of an area with thin (< 20 cm, lag type deposits) reef situated to the north of the area following in general the contact between the Siliceous Quartzite (MBQ 1) and the Kimberley Shale horizons, which apparently is less resistant to erosion. The contact between the thin reef and thicker reef types trends in a northwest southeast direction as do the footwall lithologies in this area.

The reef thickens to between 20 and 100 cm (intermediately thick reef) in the area to the immediate south of the lag type deposits. This defines a broad zone of up to 2 km wide to the south of the thin type reef. The reef in excess of 100 cm thick occurs further to the south. Reef thickness increases, in general, from the northeast to the southwest with some smaller areas of intermediate thick reef occurring further to the north into the thin reef area.

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Figure 19.9 – Reef Thickness (cm)

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The gold grade distribution (Figure 19.10) in excess of 8 g/t defines a similar area to where gold accumulation is more than 300 cmg/t, this is where the reef varies in thickness between 20 and 100 cm. Where the reef is thinner than 20 cm, grades could be high, but are highly variable and gold accumulation is usually less than 300 cmg/t.

Where the reef is thicker than 100 cm, a high percentage of quartzite occurs in the reef profile and as a result, the average grades are generally low (< 4 g/t), but gold accumulation could be above 300 cmg/t, as has been observed towards the south of the area.

Figure 19.10 – Gold concentration plot (g/t)

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The gold accumulation distribution (Figure19.11) reflects the amount of gold present for any specific point and so determines whether an area would be economically viable or not. The 200 cmg/t contour line was used to define those sizable contiguous areas on which the definition and delineation of the major geo-domains are based. Smaller areas within these larger more contiguous areas define higher grade zones and are regarded as possible subdomains.

Figure19.11 - Gold accumulation plot (cmg/t)

Indicator maps at various intervals for reef thickness, gold concentration and gold accumulation indicate at what point/parameter interval, sizable contiguous areas are definable. At Burnstone for the parameters mentioned, contiguous areas are definable at reef thinner and thicker than 40 but less than 100 cm, gold concentration in excess of 7.5 g/t relates to reef thinner than 40 cm and this relates to definable areas in excess of 250 cmg/t (reef in the area to the south-west is in excess of 100 cm and represent a different geo-domain (Geo-Domain 4)).

Indicator plots of reef thickness clearly show how the reef thickness behaves at different thickness thresholds. This is a very good tool define changes in the morphology of the reef. (Figure 19.12) .

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Figure 19.12 - Reef Thickness Indicator maps, (green > channel width, orange < channel width)

Indicator plots of gold concentration show how the reef changes at different Au thresholds. (Figure 19.13) . It can be observed that at a 3.5g/t, almost the entire geo-domain 4 is below the threshold. Notice also how well the thin geo-domain 1 area is defined at the 7.5g/t threshold. At the 5gt indicator the variable gold concentration of the geo-domain 2 area is clearly visible.

The gold accumulation plots show how the reef changes at different cmg/t thresholds. (Figure 19.14) . As is the Au indicator map the thin geo-domain 1 area is well defined at the 300 cmg/t threshold. This plot is a good visual depiction of the gold/thickness relationship. Notice how well the fan area of geo-domain 3 stands out in all the maps.

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Figure 19.13 – Gold concentration Indicator maps (g/t), purple greater than grade, blue less than grade

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Figure 19.14 - Gold accumulation Indicator maps (cmg/t), brown > indicator content; blue less than indicator content

Gold efficiency ratio Gold efficiency ratio is the combined/cumulative sample thickness of samples with gold values in excess of a certain specified grade expressed as a percentage of the total thickness of the reef.

Gold Efficiency Ratio =	Cumulative Sample Thickness In Excess Of Cutoff	*%100
Total Re ef Thickness

The rationale behind this parameter is the quantification of the effectiveness of a sedimentary system concentrating heavy minerals, specifically gold in this instance. Lithological descriptions based on packing density of conglomerates, such as matrix supported, clast-supported conglomerates and pebbly quartzites are being used to express the potential to concentrate gold since a relationship has been observed to exist between percentage conglomerate (conglomerate quartzite ratio), pebble size and packing density of pebbles/conglomerates and heavy mineral concentration within a reef.

These descriptive terms are in many instances used in a subjective manner, with the result that the possible relationship with gold grade is not that clear. The purpose with a parameter such as gold efficiency ratio is to quantify the grade and sedimentary relationship in an objective manner. Reef thickness, packing density, type of reef and heavy mineral

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concentration (gold grade) are being related to one another in a quantifiable way.

The gold efficiency ratio for 3 and 6 g/t (Figures 19.15 and 19.16) have been done for the total area with these parameters coinciding well with the conglomerate-quartzite ratio and gold grade and accumulation, defining definite zones where gold were concentrated more effectively.

Figure 19.15 - Gold efficiency ratio map at 3 g/t Cut Off

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Figure 19.16 - Gold efficiency ratio map at 6 g/t Cut Off

The average gold efficiency ratio for 3 and 6 g/t per domain (Figures 19.17 and 19.18) are shown on box plots as a visual reference

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Figure 19.17 – Box plots of gold efficiency ratio per domain at 3 g/t Cut Off

Figure 19.18 – Box plots of gold efficiency ratio per domain at 6 g/t Cut Off

Depiction of the lithology and gold grade in vertical profiles assisted in the identification and delineation of facies types and the interpretation of areas of flow velocity shadows with

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highest gold accumulation potential. This led to the incorporation of footwall control in the three-dimensional sedimentological model. The presence of visible gold, carbon and buckshot pyrite is an indication of flow velocity shadows and therefore potential higher grade areas. A modern day analogue is shown in figure 19.19 below.

Figure 19.19 – Modern day fluvial example (New Zealand river) of depositional model for Burnstone

Four geo-domains were identified and delineated (Figure19.20) based on the sedimentological profiles, facies types and interpretation as well as the parameters discussed above.

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Figure 19.20 2009 Geo-Domains

The Geo-Domain Model

•

Geo-Domain 1 is located along the north-north eastern section of the project area and consists of thin lag type conglomeratic deposits generally less than 20 cm thick. The gold grade is sporadically high but over thin channel widths, resulting in relatively low gold accumulations.

•

Geo-Domain 2 shows an increase in the reef thickness to between 20 and 100 cm (intermediate reef) in the area to the immediate south of the lag type deposits in geo- domain 1. This type of reef defines a broad zone of up to 2 km wide along the southern edge of the thin type reef and to the north of the thick quartzitic type reef in geo-domain 4. The sedimentological trends within the geo-domain are north to south as are the grade trends, indicating some transportation of sediment from the higher areas in geo-domain 1.

•	Geo-Domain 3 has a lower density of boreholes but it has been classified as a geo- domain based on the distinct fan shape, and grade/thickness trend.

•

Geo-Domain 4 reef is commonly in excess of 100 cm and occurs along the south-south western portion of the resource area. Sedimentological trends are northwest to southeast and the grade trends as reflected by the semi-variogram models are east to west.

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19.4	Resource Estimation

19.4.1	Introduction

Resource estimates were prepared for the four Geo-Domains described above based on 296 drill holes representing 1115 reef intersections. Each reef intersection was composited into a single sample of the mother hole and one composite for the surrounding deflections, and then interpolated into a block model. Ordinary kriging was used to estimate the block values in the four geo-domains. These estimation methods have been tried and tested many times on the Witwatersrand gold fields and are considered robust estimation methodologies. The resource tables have been compiled from the results of the block model.

19.4.2	Specific Gravity

A specific gravity (SG) of 2.70 was used throughout. SG data has been collected extensively on the drill core with the Kimberley Reef density ranging from 2.66 to 2.76. A specific gravity of 2.70 is the average of data collected to date.

19.4.3	Naive Statistics

Statistics of the drill hole composites for each geo-domain is shown below in Tables 19.1 to 19.4. Note that CW denotes channel width, AUGT is gold in g/t and CMGT is centimetre-g/t.

Table 19.1 – Naïve statistics for Geo-domain 1

Parameter Domian 1	CW	AUGT	CMGT
Count	382.0	381.0	381.0
Min	1.97	0.01	0.14
Max	114.93	119.43	4841.34
Range	112.96	119.42	4841.20
Variance	242.90	301.12	251750.07
Std Dev	15.59	17.35	501.75
Mean	25.91	11.61	309.45
1st Quartile	15.48	1.61	29.30
Median	21.20	4.96	117.36
3rd Quartile	31.04	15.10	385.54
Skewness	1.94	3.07	3.74
Kurtosis	5.15	11.42	21.37
Coeff. Of Variance	0.60	1.50	1.62

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Table 19.2 – Naïve statistics for Geo-domain 2

Parameter Domian 2	CW	AUGT	CMGT
Count	429.0	428.0	428.0
Min	12.24	0.01	0.35
Max	260.36	96.27	4777.14
Range	248.12	96.26	4776.78
Variance	1290.72	125.66	192708.94
Std Dev	35.93	11.21	438.99
Mean	54.09	7.74	332.38
1st Quartile	27.99	1.57	85.93
Median	47.28	4.23	192.54
3rd Quartile	68.50	9.14	427.55
Skewness	1.83	4.05	4.10
Kurtosis	5.48	22.94	28.43
Coeff. Of Variance	0.66	1.45	1.32

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Table 19.3 – Naïve statistics for Geo-domain 3

Parameter Domian 3	CW	AUGT	CMGT
Count	144.0	143.0	143.0
Min	8.90	0.05	0.44
Max	389.10	47.80	2873.75
Range	380.20	47.75	2873.31
Variance	4501.64	44.25	112987.53
Std Dev	67.09	6.65	336.14
Mean	102.08	3.97	293.90
1st Quartile	53.06	0.91	93.09
Median	94.00	2.06	210.10
3rd Quartile	135.70	4.26	360.07
Skewness	1.65	4.40	3.96
Kurtosis	4.09	22.83	24.77
Coeff. Of Variance	0.66	1.68	1.14

Table 19.4 – Naïve statistics for Geo-domain 4

Parameter Domian 4	CW	AUGT	CMGT
Count	160.0	160.0	160.0
Min	6.50	0.00	0.07
Max	394.76	31.56	1586.34
Range	388.26	31.56	1586.26
Variance	9099.04	17.79	82087.29
Std Dev	95.39	4.22	286.51
Mean	150.41	3.19	343.54
1st Quartile	74.46	0.93	104.71
Median	131.24	2.08	284.08
3rd Quartile	222.08	3.71	545.03
Skewness	0.63	3.67	1.09
Kurtosis	-0.49	17.80	1.64
Coeff. Of Variance	0.63	1.32	0.83

Box plots (Figures 19.21 – 19.23) were produced for each geo-domain.

The caps at the end of each box indicate the extreme values (minimum and maximum), the box is defined by the lower and upper quartiles, and the line in the centre of the box is the mean value.

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Figure 19.21 Box plots of Channel thickness

Figure 19.22 Box plots of Gold concentration

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Figure 19.23 Box plots of Gold accumulation

19.4.4	Quantitative kriging neighbourhood analysis

An analysis of the Burnstone data was performed to better understand the modelling parameters used for the estimate for the Burnstone resource. A brief methodology of this process is outlined below.

The Burnstone drill hole data was initially sub divided into the various geological domains identified within the project boundary. This data was then composited to form a gold accumulation value (cmg/t) for each Kimberley Reef intersection and these composite values were analysed and modelled to produce semi variogram models for each domain.

A regular grid of points spaced at the average distance between the data was generated. For the analysis two configurations were examined: one where a grid node is located at the centre of the cell to be tested and the other where the grid nodes are spaced equally around the centre of the cell to be examined (see Figures 19.24 - 19.25)

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Figure 19.24 Grid Node at Cell Centre	Figure 19.25 Grid Nodes Equally Distributed Around Cell Centre

Various cells sizes were tested for each domain using the semi variogram model for gold accumulation generated for the domain to be analysed:

•	100 x 100 x 10m	•	350 x 350 x 10m
•	200 x 200 x 10m	•	400 x 400 x 10m
•	250 x 250 x 10m	•	450 x 450 x 10m
•	300 x 300 x 10m	•	500 x 500 x 10m

Kriging variance was examined at each cell size for increasing numbers of discretisation points. The aim was to establish a minimum number of points that will be used to estimate a cell. The analysis showed that the Kriging variance did not significantly change if more than 36 discretisation points (a 6 x 6 x 1 grid) were used to estimate a cell. Given that estimation time was not adversely effected by increasing the number of discretisation points, it was decided to use 100 discretisation points in the final estimate (a grid of 10 x 10 x 1 points).

Once the appropriate number of discretisation points to be used to estimate a cell had been established, the block sizes listed above were tested initially at high numbers of informing samples to determine the appropriate cell size. Regression slope, proportion of negative Kriging weights and Kriging variance were examined, and it was decided that a cell size of 200 x 200 x 10m would be suitable based on these results from all four of the geological domains.

This block size was then tested for increasing numbers of informing samples to ascertain the minimum number of informing samples that would be required to robustly estimate a cell.

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Once again regression slope, proportion of negative Kriging weights and Kriging variance were the criteria used to make this determination.

19.4.5	Estimation Parameters

The following parameters were used:

Common to all Geo-Domains:
•	Cell size	200 m x 200 m
•	Minimum number of points	3 for 1st and 2nd search, 10 for relaxed search
•	Maximum number of points	30
•	Discretisation	10 x 10 x 1 points for each block
•	Boundaries	Hard (only data within each Domain)
Specific to Geo-Domain 1:

•	Interpolation method	Ordinary kriging
•	Variogram parameters	Ranges, variance, nugget effect etc.
•	Search method	Ellipse
•	Orientation	omni-directional
•	Search radii	250 m x 250 m
Specific to Geo-Domain 2:

•	Interpolation method	Ordinary kriging
•	Variogram parameters	Ranges, variance, nugget effect etc.
•	Search method	Ellipse
•	Orientation	112.5º
•	Search radii	281 m x 417 m
Specific to Geo-Domain 3:

•	Interpolation method	Ordinary kriging
•	Variogram parameters	Ranges, variance, nugget effect etc.
•	Search method	Ellipse
•	Orientation	omni directional
•	Search radii	322 m x 322 m

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Specific to Geo-Domain 4:

•	Interpolation method	Ordinary kriging
•	Variogram parameters	Ranges, variance, nugget effect etc.
•	Search method	Ellipse
•	Orientation	112.5º
•	Search radii	465 m x 775 m

19.4.6	Estimation

Resources were estimated using the results of a total of 296 drill holes and 819 valid deflections, totalling 1115 reef intersections. Additional fieldwork with the drill core permitted the refinement of the geo-domains. Partitioning the Resource Area into more detailed geo- domains provided improved drill data to allow more robust variogram development. A sound variogram model has been produced for Geo-domains 1, 2, 3 and 4. Figures 19.26 to 19.29 show the 2-dimensional (horizontal) gold accumulation (cmg/t), pairwise, relative variogram models for Geo-Domains 1 to 4.

These were developed from the individual deflections of all the valid drill holes inside each Geo-Domain. The locations of the deflections were not surveyed, but each subsequent wedge was assumed to be ten metres above the previous one and a position was calculated using a predetermined direction away from the master drill-hole. If ten deflections were drilled from a master drill-hole, the tenth deflection was calculated to lie approximately 3m away from the master drill-hole intersection.

The variogram models chosen are shown in Table 19.5. The major axis directions confirm trends of the interpreted global trends recorded during detailed core logging and through sedimentological interpretation and palaeo-reconstruction.

Gold accumulation values (cmg/t) for each block were estimated using ordinary kriging inside each geo-domain. The inverse distance squared and cubed estimators were used as a check estimate against the kriged estimates, and this once again confirms the robustness of the estimate. The boundaries of each geo-domain were treated as a hard boundary in estimating the gold accumulation for the blocks, i.e. only drill holes inside the boundary were used to estimate blocks inside the boundary, and only drill holes outside the boundary were used to estimate blocks outside the boundary.

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Table 19.5

Domain	Rotation Angles[1]	Rotation Axes [2]	NUGGET	Ranges Structure 1			Ranges Structure 1
				X	Y	c	X	Y	c
1	0	3	0.5000	220	220	0.114	500	500	0.390
2	-22.5	3	0.3127	118	195	0.240	563	834	0.221
3	0	3	0.2783	225	225	0.287	645	645	0.217
4	-22.5	3	0.1967	234	912	0.165	930	1550	0.363

Figure 19.26 Variograms of gold accumulation (cmg/t) – Geo-Domain 1

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Figure 19.27 Variograms of gold accumulation (cmg/t) – Geo-Domain 2

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Figure 19.28 Variograms of gold accumulation (cmg/t) – Geo-Domain 3

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Figure 19.29 Variograms of gold accumulation (cmg/t) – Geo-Domain 4

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A plan of the number of informing samles is shown below in figure 19.30.

Figure 19.30 Number of samples used per block estimate

Estiation variance of the final block model is shown below in figure 19.31.

Figure 19.31 Number of samples used per block estimate

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Minimum distance to the nearest sample for the block model is shown below in figure 19.32.

Figure 19.32 Distance to nearest sample per block

19.5	Classification

Confidence in both geological and grade continuity is sufficient to define a measured resource within the Resource Area at the Burnstone Project. The defined geo-domains and the variogram models developed were used to guide the resource classification.

The distance of data points to the model block centroid is often used for resource classification.

•

Rance (2002) states that “a distance of up to one half of the variogram model range is commonly used to define the measured category of the mineral resources in the mining industry” (“Qualifying Report on the Salamandra Gold Property, pp. 74-78).

•

Snowden (1998) suggested that “standard practice is to classify blocks as “indicated” when within the calculated variogram range distance from a data point, and “measured” when blocks are within ½ to 2/3 of the range” (Applied Mining Geostatistics Course Notes, sec. 4, pp 7,8)

In the case of Burnstone, the measured resource category (Figure 19.31) is defined by half the distance along the major axis and minor axes. The remaining blocks, up to the range of the variogram, are classified as indicated and further than the range, but within the domain boundary, as inferred.

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The results of the resource estimates are shown in Table 19.6.

Table 19.6 Mineral Resource Estimates – September 2009

CATEGORY	CUT-OFF (CMG/T)	TONNES (Million)	GOLD GRADE (G/T)	CONTAINED GOLD (OUNCES)
Measured	300	62.9	5.29	10,697,000
	350	52.9	5.63	9,568,000
	400	43.9	6.08	8,569,500
Indicated	300	22.0	6.16	4,361,300
	350	15.2	7.26	3,554,700
	400	10.3	9.21	3,038,600
TOTAL MEASURED & INDICATED	300	84.9	5.51	15,058,300
	350	68.1	5.99	13,122,700
	400	54.1	6.67	11,608,100
Inferred	300	53.2	6.78	11,582,500
	350	35.5	7.69	8,771,600
	400	11.8	12.14	4,588,700

Notes to table:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability
2.	Metallurgical recoveries are not applied to resource values.

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Figure 19.33 Burnstone Resource Classification

In summary, both quantitative and qualitative aspects of confidence were considered in delineating the measured and indicated resource for the Burnstone Project. Delineating and establishing confidence in the geo-domains for the Burnstone Project was of fundamental importance. The resource has been signed off by various independent qualified persons since 2004, and the methodology has not been changed significantly, nor has there been a material change in the resource quantities. Information from down-hole logging and experience at adjacent properties mining the Kimberley Reef has contributed to a high level of understanding of the geology and controls on the mineralization.

Quantitatively, partitioning of the Burnstone dataset based on interpreted geo-domains has resulted in greater statistical homogeneity and a stable, valid variogram models. Results of the spatial analysis parameters have been employed in the grade estimation procedure. Selected interpolated blocks positioned interior to the overall resource have been classified as measured based on industry standard practice and historical precedent.

19.6	Mineral Reserves

The mineral reserves based on the current September 2009 mineral resource estimate are currently being updated and integrated into a revised mine plan. Mining planning was done by Clive Brown of Turgis under the supervision of Johan Oelofse of Great Basin Gold, a co- author of this report.

Mineral reserves based on the January 2008 mineral resource estimate are shown below in Table 19.

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Mineral reserves are declared at a cut-off gold content of 400 cmg/t (4 g/t over 100 cm). The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum stoping width 90 cm with 10 cm dilution, minimum tramming width 120 cm), mining gold losses (10%), metallurgical recovery (95%) and royalties (4%) to the equivalent of proven and probable reserves below. Proven reserves were classified according to mine infrastructure and current access, as the economically mineable part of the measured resources and according to the mine plan are expected to be mined during the 2009-2018 period. The remainder of the economically mineable part of the indicated resources were classified as probable reserves, and according to the mine plan are expected to be depleted over the following eight years.

TABLE 19.7: BURNSTONE PROJECT MINERAL RESERVES BASED ON THE JANUARY 2008 MINERAL RESOURCE ESTIMATE

BURNSTONE MINERAL RESERVES AT 4 G/T GOLD CUT-OFF
CATEGORY	TONNES	GRADE (G/T)	AU CONTENT (OZ)

Area 1
Proven	20,674,000	4.59	3,052,000
Probable	1,860,000	4.22	252,000
Area 2
Proven	6,944,000	3.32	741,000
Probable	494,000	3.22	51,000
Total by category
Proven	27,618,000	4.27	3,793,000
Probable	2,354,000	4.01	303,000
Total Proven and Probable Reserves	29,972,000	4.25	4,096,000

20                     OTHER RELEVANT INFORMATION

20.1	May 2006 Feasibility Study

The results of a Feasibility Study on the mineral resources in the Burnstone Project, Area 1 were announced in May 2006. A brief summary is provided below.

Further details are available in Rance, Derek C., Behre Dolbear & Company Ltd, Harry Meadon, Pri. Sci. Nat., H M Exploration CC, GJ van der Heever Pri. Sci. Nat., Geologix

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Mineral Resource Consultants (Pty) Ltd., David Dodd, SAIMM, MDM Ferroman, J Goeller, EIS Practitioner & RJ Scheurenberg, Pr.Eng., Knight Piesold, Andrew Pooley Pr.Eng., Turgis Mining Consultants, David Stone, P.Eng., Minefill Services, Inc., May 10, 2006. “Technical Report on the Feasibility Study on the Burnstone Property, Gauteng Province of the Republic of South Africa”, filed at www.sedar.com.

The Feasibility Study was done in 2006 South African Rand ("ZAR") and US dollars ("US$"), at a ZAR:US$ exchange ratio of 7:1. The financial analysis assumed a 100% ownership and no debt leverage.

The measured and indicated mineral resources utilized were as outlined by drilling on the Burnstone property to December 2005 at a 400 cmg/t cut-off are 29.0 million tonnes grading 7.63 g/t, containing about 7.1 million ounces. Of these, 19.8 million tonnes grading 9.22 g/t are measured and 9.2 million tonnes grading 4.20 g/t are indicated.

The Feasibility Study mine plan mainly is based on the mineral resources in the portion of the deposit previously known as Area 1. This is considered a first phase mine plan. Later development of additional mineral resources is expected.

The Feasibility Study recommends flexible, mechanized materials handling and conventional narrow reef underground mining, utilizing a combination of decline and vertical shaft for access. Development will occur in two phases. A 4.5-m wide by 4.8-m high decline will be developed, first, to enable early access to allow a 26,000 tonne bulk sample to be extracted and processed. Secondly, a 7.5-m diameter vertical shaft will be developed and commissioned. For full production, men and equipment will use the decline for access and the shaft will be used for hoisting ore and mine rock to surface. Full employment would entail approximately 2,000 people.

The Burnstone processing plant has been designed with a nominal capacity of 125,000 tonnes per month, and consists of conventional crushing, semi-autogenous grinding and ball milling, followed by gravity separation and carbon-in-leach treatment prior to gold refining. Expected metallurgical recovery is 95%, with 2.26 million ounces expected to be recovered over the 14 year mine life.

Sensitivity analyses done on several of the key parameters for the Project indicate a robust financial result, which is more sensitive to changes in exchange rate and gold price than to changes in capital and operating costs.

20.2	June 2007 Optimized Feasibility Study (or “2007 Optimized Study”)

On July 5, 2007, Great Basin announced that the Optimization Study undertaken on the Burnstone Project has been completed and which is summarised below.

This 2007 Optimized Study was preceded by the May 2006 Feasibility Study, which in turn was based on 2005 exploration results and cost estimates. The results of the 2007 Optimized Study are summarized and compared to the May 2006 results in the tables below.

Further details are available from Derek Rance P.Eng., Behre Dolbear & Company Ltd. Harry Meadon, Pri. Sci. Nat., H M Exploration CC, GJ van der Heever Pri. Sci. Nat., Geologix Mineral Resource Consultants (Pty) Ltd, David Dodd, SAIMM, MDM Ferroman, J Goeller, EIS Practitioner & RJ Scheurenberg, Pr.Eng., Knight Piesold, CW Brown Pr.Eng., Turgis Consulting Inc. June 21, 2006. “Technical Report on the optimization of the May 2006 Feasibility Study on the Burnstone Property, Mpumalanga Province of the Republic of South Africa” (“2007 Optimized Study”), filed on www.sedar.com.)

Since the initial Feasibility Study Report filed in May 2006, additional surface exploration

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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

drilling and mine planning has taken place. Inclusion of Area 2 for consideration of mining, and expansion of Area 1 have increased the available ounces of gold that can be accessed for development and extraction at the Burnstone Project from 2.4 million ounces to 3.5 million ounces, an increase of 46%.

Based on the 2007 Optimized Study, annual average production is planned to increase by 19% from 214,000 ounces per annum to 254,000 ounces per annum.

Using a long term gold price of US$550/oz, an exchange rate of South African Rand (ZAR) 7.50 to the US Dollar and using a discount rate of 5%, the Burnstone Project has a pre-tax Net Present Value (NPV) of US$322 million and an Internal Rate of Return (IRR) of 24%. This is significantly higher than the NPV of US$138 million and an IRR of 18% reported for the May 2006 Feasibility Study. This excludes an amount of approximately US$22 million, which is available from historical project capital expenditure as a tax offset against project earnings.

The 2007 study takes into consideration a higher tonnage being milled and recent inflationary pressures experienced by the industry. A measure of conservatism was built into working costs, increasing by 6% from US$36.63 per tonne to US$38.77 per tonne. The combination of a slightly lower grade and higher cost escalation factors resulted in cash costs increasing by 15% from ZAR57,256/kg to ZAR66,091/kg; in US$ terms, cash costs increased by 11% from US$254/oz to US$283/oz.

The need for a larger metallurgical facility and the construction of a second decline into Area 2 has resulted in development capital costs increasing by US$60 million, from US$114 million to US$173 million. With the life of mine of the operation being extended by 5 years from commencement of the project, from 14 to 19 years, maintenance capital has increased from US$29 million to US$65 million.

Exploration in Area 4 is continuing, which is expected to further add to the Burnstone resource base. A large portion of Area 2 has not yet been included in the current production schedule. Infill drilling will continue and confidence exist that more ounces will become available for mining from that region. The infill drill program implemented for Area 2 increased the mineral reserve, creating a relatively consistent production rate over the Life of Mine (LoM) of the project. The Area 2 reserves will be accessed through a twin decline for personnel and equipment as well as the extraction of reef and waste.

The two operations are in close proximity and in both instances the additional ounces will be mined from the current planned infrastructure and will share not only surface infrastructure, but also systems and business services. This will favorably impact on the ongoing working and capital cost of the project.

Area 1 is the primary mining plan area and all resources included in the May 2006 Feasibility Study were in Area 1. For the 2007 Optimised Study, Area 1 was re-evaluated, the mine design was improved and proven technology incorporated. This mining region is planned to be accessed through a single decline shaft for personnel and equipment with a vertical shaft with a depth of 501 meters being used for the hoisting of reef and waste.

The results of the 2007 Optimised Study are summarized in the following tables.

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TABLE 20.1 BURNSTONE GOLD PROJECT – 2007 OPTIMZED STUDY ECONOMIC ASSUMPTIONS

LONG TERM ECONOMIC ASSUMPTIONS
Gold Price	US$ :550 per ounce ZAR : 132,600 per kilogram
Exchange rate	ZAR/US$ - 7.50
Proven and probable reserves	24.1 million tonnes @ 4.5 grams of gold per ton or 3.5 million ounces

TABLE 20.2 BURNSTONE GOLD PROJECT – 2007 OPTIMIZED STUDY FINANCIALS

FINANCIAL RESULTS (PRE TAX)
All-in capital and operating costs	US$355 per recovered ounce ZAR 82,917 per kilogram
Cash on mine operating costs	US$283 per recovered ounce ZAR 66,091 per kilogram
IRR NPV(5%) NPV (10%)	23.5% US$322M US$156M
Payback	42/3 years after mill start-up
PROJECT CAPITAL COST	ZAR (million)	US$ (million)
Mine development	985	131
Process plant	254	34
Tailings	61	8
Sub Total	1,300	173
LoM Capital	487	65
Total Project Capital	1,787	238

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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

TABLE 20.3 BURNSTONE GOLD PROJECT – 2007 OPTIMIZED STUDY OTHER INDICATORS

OTHER INDICATORS
Metallurgical Recovery	95%
Recovered Gold (LoM)	3.3 million ounces
Average Annual Gold Recovery	254,000 ounces during mill life
Pre-production period	4 years to end of 2009
Mill start-up (100,000 tonnes per month)	Jan 2010
Mill full production @ 175,000 tonnes per month	8.5 years to March 2020
Life of Mine	19 years including 4 years pre-production
Full employment	±2500
OPERATING COSTS	ZAR/tonnes milled	US$/tonnes
Mining	252.26	33.64
Milling	36.18	4.82
Administration and other costs	2.34	0.31
Total	290.78	38.77

20.3	General Update on the Burnstone Project (2009)

This section aims to provide a progress update on the Burnstone Project to September 30, 2009. After completion and Board approval of the June 2007 Optimized Feasibility Study, the project progressed to the Bulk Sample Phase, which had commenced during the execution of the study: This phase entailed the following:

	•	Development of primary access to the ore body via a decline shaft.
	•	Planning and preparation for the bulk sample to be mined, stockpiled and treated.
	•	The activation of various statutory approvals by the preparation and application for:
		o	The Environmental Management Plan, for both the Bulk Sample and the Mining Right.
		o	The Mining Right.
	•	Establishment of rudimentary, temporary surface infrastructure.
	•	Application for the supply of bulk electrical power by Eskom.
	•	Ongoing exploration in compliance with the requirements for the maintenance of mining and exploration
	•	Establishment of management and labour structure and capacity.

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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

•         Establishment of management and business process and services

20.4	New Order Mining Right

On October 28, 2008 the Department of Minerals and Energy of South Africa (“DME”) granted a mining right to the Company’s wholly owned subsidiary Southgold Exploration (Pty) Ltd (“Southgold”) to mine gold, silver and aggregate in the Burnstone project area. The mining right is effective from February 17, 2009, the date the Environmental Management Plan was approved by the DME as part of the process to sign, execute and to register the mining right in the name of Southgold. This in effect implies that all reference to the “Bulk Sample” made in previous technical reports and media releases is now to be read as production, going forward from February 17, 2009. The Bulk sample of 26,000 tonnes has been replaced by a Life of Mine plan (LOMP), building up from early stage trial stoping to full production from the date on which the mining right is signed and executed and the environmental management programme is approved, as stated above.

20.5	Vertical Shaft

On March 10, 2008, Great Basin Gold announced that the DME had approved an amended Environmental Management Plan (‘EMP’) for the sinking of a secondary outlet, in the form of a vertical shaft at its Burnstone development project. This development is aimed to remain in compliance with safety regulations by the establishment of a second outlet for the bulk sample project currently in development. After approval of the Mining Right referred to above, the vertical shaft remains a secondary outlet required by law, but could also now assume its primary role, i.e. (after commissioning) as described below

The vertical shaft is intended primarily for rock hoisting, but will also be equipped for the insertion and extraction of men and material. For this purpose, two winders will be installed. The 7.5 m diameter vertical shaft, lined with 300mm concrete, is to be sunk to an ultimate depth of 487 m, and is designed primarily for the extraction of 125,000 tonnes of ore and 55,000 tonnes per month of waste. The shaft is designed to be equipped for the transportation of personnel and material.

The contract to sink and equip the vertical shaft was awarded to Grinaker – LTA Mining, a business unit of Aveng (Africa) Ltd. Site preparation and establishment was completed in time for the sinking operation to commence after the approval of the amended EMP referred to above. After the project commenced in January 2008, first blast was achieved on April 16, 2008. Concurrent activities with the sinking process include procurement and refurbishment of long lead items such as two winders, one being the rock winder, intended for hoisting of ore and waste, and one being a winder, intended to hoist personnel and material. The winders have been procured and are in the process of refurbishment.

Currently, the Vertical Shaft has reached a depth of 407 m below surface by the end of September 2009. Development of the first station level is currently underway. The erection of the permanent headgear on January 19, 2009, as part of these preparations allows for three temporary sinking winders to be installed. These winders will be replaced by a permanent twin winder arrangement towards completion of the project.

The Vertical Shaft Project is expected to be completed during second quarter 2010.

20.6	Metallurgical Plant

The metallurgical plant for the Burnstone Mine was designed to Feasibility Study level and published as part of the June 2007 Optimized Feasibility Study. The plant was initially designed for a production rate of 125,000 tonnes per month. This design, with the inclusion

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of Area 2 in the initial Life of Mine Plan was increased with a further 50,000 tonnes per month to 175,000 tonnes per month capacity.

During the phase following the Optimized Feasibility Study, it became clear that the lead time to acquire a new plant was in excess of 36 months, and a subsequent decision was taken to purchase an appropriate ex-works plant. The plant was shipped from Papua New Guinea to South Africa and was delivered to the site during May 2008. It is planned to refurbish the mills and construct the plant in preparation for commencement of production.

The current status of the metallurgical plant project is that a metallurgical update to the June 2007 Optimized Feasibility Study has been completed. The Process Flow Design and Plant Layout for a Carbon-in-Leach process have been finalized, and an EPCM contract for construction of the facility awarded. The mills are currently being refurbished, subsequent to non-destructive testing to determine the level of refurbishment required, The Metallurgical Plant commissioning is on track for completion by the end of the first quarter of 2010.

20.7	Electricity Supply

A process was initiated to mitigate the potential impact of a lack of electricity during the construction phase and establish alternatives to electrical power supply to the Burnstone Projects. This resulted in short, medium and longer term approaches. In the short term, the current Eskom (power grid) power supply to the mine site of 2 megawatts (MW) is being augmented by a diesel-driven standby power supply with the establishment of an 8 MW diesel generator pack to bridge the initial construction phase.

It was envisaged to establish an 18 MW Heavy Fuel Oil generation capacity in the medium term to support the construction process until early to mid 2009. Subsequent to the completion of an initial concept study this option was discarded due to the excessive capital cost in building the plant.

Eskom has subsequently acknowledged the Burnstone application for electrical power supply, and has committed to supplying a first allocation of 20 MW. This entails the combined upgrading of an existing line, and the building of a new power line to the Burnstone site. Negotiations with Eskom are continuing. Through the establishment of a joint steering committee to drive the project, with the aim of fixing time lines and planning parameters, much progress was made to date. Development of the new supply is expected to commence in 18 to 24 months. The above team is also working closely together to ensure that the Burnstone electrical designs comply with generally accepted modern standards of power economization, in order to remain in compliance with Eskom guidelines in this regard.

Currently the mine development schedule is being investigated with the aim of accommodating the Eskom supply expansion beyond 20 MW. This issue is the focus of strategic talks between Eskom and the Company. Subsequent to a meeting between executive management members of Eskom and Great Basin Gold, Eskom have agreed to the supply of energy to the project, initially pinned to the 20MW supply as discussed above, and gradually, following the production build – up, the full requirement of 54 MW. The supply line from Eskom as well as the internal electrical reticulation system is designed and will be built to accommodate the full power requirement of Burnstone.

Deficits in power supply will be overcome by using diesel generators for additional power supply.

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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

20.8	Summary of Key Results

The financial analysis and assumptions included in this report are based on the mine design and production profile as included in the February 2009 technical report. This mine design and associated cash flow assumptions are based predominantly on the 2007 Optimized Study. The project has now reached that point of development where the reef has been intersected at multiple points. Trial mining on the ore body will commence in October 2009.

Additional underground and in-fill drilling as well as the initial stope development and trial mining will allow for an update in the block model, detailed LOM design and cash flow projections. The Company intends to allow for a minimum of 6 months of trial mining and further development of the ore body to provide adequate data for an update on the mine design and production profile.

The tables below provide an update on estimates of the financial parameters of the project as at January 1, 2009 (January 2009 Estimates) compared to the 2007 Optimized Study.

TABLE 20.4 BURNSTONE GOLD PROJECT – 2009 SUMMARY OF KEY RESULTS: ECONOMIC ASSUMPTIONS

	2007 OPTIMIZED STUDY	JANUARY 2009 ESTIMATES
Au Price	US$ 550/oz	US$ 800/oz
US$/ZAR exchange rate	7.50	9.00
Proven & Probable reserves used for the financial model	24 million tonnes @ 4.5 g/t of gold. 3.5 million oz of Au	30 million tonnes @ 4.2 g/t of gold. 4.1 million oz of Au
Percentage of Measured and Indicated resources used in financial model.	45%	38%
Gold recovery	95%	95%

For 2007 Optimized Study, Proven Reserves were 21.5 million tonnes grading 4.52 g/t and Probable Reserves were 2.7 million tonnes grading 4.19 g/t at a 4.0 g/t cut-off.

For 2009 Study, Proven Reserves are 27.6 million tonnes grading 4.27 g/t and Probable Reserves are 2.4 million tonnes grading 4.01 g/t at a 4.0 g/t cut-off.

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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

TABLE 20.5 BURNSTONE SUMMARY LIFE OF MINE FINANCIAL MODEL (2009 – 2025)

PRODUCTION PARAMETERS	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	TOTAL / AV LOM
Gold price (US$/oz)			800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800
Production costs (US$/oz)			230	230	230	230	230	230	230	230	230	230	256	256	256	256	256	256	256	255
Milling cost (US$/oz)			35	35	35	35	35	35	35	35	35	35	39	39	39	39	39	39	39	37
General & Administration (US$/oz)			-	30	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	32
Total Cash Costs (US$/oz)			265	295	296	296	296	296	296	296	296	296	326	326	326	326	326	326	326	324
Metallurgical Recovery			95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%
US$ /ZAR exchange rate			9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9

Tons mined			312,110	1,039,453	1,501,211	1,657,087	2,130,143	2,127,557	2,131,686	2,106,004	2,143,581	2,110,074	2,111,600	2,107,935	2,105,430	2,097,743	2,122,848	2,088,423	235,329	30,128,213
Mined grade (g/t)			3.67	5.89	3.85	4.72	4.01	3.90	3.47	3.68	3.91	4.43	4.31	4.17	4.08	4.15	4.87	4.86	4.86	4.25
Mined grade (oz/t)			0.12	0.19	0.12	0.15	0.13	0.13	0.11	0.12	0.13	0.14	0.14	0.13	0.13	0.13	0.16	0.16	0.16	0.14
Mined AU ounces			36,824	196,880	185,600	251,604	274,482	266,817	237,923	248,839	269,314	300,771	292,888	282,433	276,113	279,653	332,217	326,491	58,701	4,117,549
Total equivalent recovered ounces			-	99,055	211,413	259,638	257,068	250,193	222,667	235,723	250,647	284,368	276,715	267,301	261,631	265,956	312,209	311,886	115,504	3,881,975
Milled tons				550,500	1,800,000	1,800,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	2,100,000	777,713	30,128,213
Stockpile tons			312,110	801,063	502,273	359,360	389,503	417,060	448,746	454,750	498,331	508,405	520,005	527,940	533,370	531,114	553,962	542,384	-

Currency	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Revenue	-	-	-	79	169	208	206	200	178	189	201	227	221	214	209	213	250	250	92	3,106
Production costs	-	-	(8)	(45)	(43)	(58)	(63)	(61)	(55)	(57)	(62)	(69)	(67)	(65)	(64)	(64)	(76)	(75)	(14)	(947)
SA royalty 4%	-	-	-	(3)	(6)	(8)	(8)	(8)	(7)	(7)	(8)	(9)	(8)	(8)	(8)	(8)	(9)	(9)	(4)	(118)
Milling costs	-	-	-	(4)	(8)	(10)	(9)	(9)	(8)	(9)	(9)	(10)	(10)	(10)	(10)	(10)	(12)	(11)	(4)	(143)

Gross profit	-	-	(8)	27	112	132	125	122	108	115	122	139	135	131	128	131	152	153	71	1,898
General and administration	-	-	(1)	(3)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(33)
Total Capital	(17)	(37)	(81)	(46)	(10)	(8)	(7)	(7)	(4)	(2)	(2)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	-	(224)

Net cash flow before income tax	(17)	(37)	(90)	(22)	101	123	116	113	103	112	118	134	133	129	126	129	150	151	69	1,641
Income tax	-	-	-	-	(28)	(32)	(31)	(30)	(27)	(28)	(30)	(34)	(33)	(32)	(31)	(32)	(37)	(38)	(17)	(459)
Net cash flow after income tax	(17)	(37)	(90)	(22)	74	90	85	83	76	84	88	100	100	97	95	97	113	114	52	1,182

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Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

TABLE 20.6 BURNSTONE GOLD PROJECT – 2009 SUMMARY OF KEY RESULTS: CASH COST PER OUNCE (US$)

	2007 OPTIMIZED STUDY	JANUARY 2009 ESTIMATES
Mining	214	218
Milling	37	37
South African royalty	-	35
Social development	1	1
Administration	31	31

Total	283	319

Cash cost includes direct and indirect mining costs, development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, royalties and milling costs.

The increase in the cash costs is a direct result of inflation and the inclusion of the proposed royalty payable to the South African Government on adoption of the promulgated Royalty Bill.

TABLE 20.7 BURNSTONE GOLD PROJECT – 2009 PROJECT CAPITAL COST UPDATE

PROJECT CAPITAL COST (US$ million)	2007 OPTIMIZED STUDY (US$ million)	JANUARY 2009 ESTIMATES (US$ million)
Mine Development	101	101
Process plant	34	37
Vertical shaft	30	30
Tailings	8	7
Sub Total	173	175
LoM Capital	65	49
Total Project Capital	238	224
Capital spend up to December 31, 2008	-	55
Remaining capital to be spend over LOM	238	169

The author has noted that there has been a significant strengthening of the Rand (from ZAR 9:US$1 to ZAR8:US$1) since the January 2009 estimates described in a Technical Report

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dated February 28, 2009 and the price of gold used in the analyses is some 20%+ lower than today's price and lower than some forecasts. The Company's experience with Burnstone capital costs to-date indicate that cost inflation in the US$12 million range can be expected over the January 2009 estimate of capital costs to initial production of US$ 145 million. This increase relates primarily to power supply and metallurgical plant costs. The Rand appreciation effect on the remaining expenditures to initial production is approximately US$13 million. It is the author's view that these relatively late stage cost increases do not materially affect the decision as to whether to pay the remaining costs in order to proceed to production as of the date of this report. The current order of magnitude of the strengthening of the Rand will not affect the viability of the project although its projected rate of return may vary significantly depending on the currency used for that analysis.

TABLE 20.8 BURNSTONE GOLD PROJECT – 2009 SUMMARY OF KEY RESULTS: TOTAL COSTS OUNCE

TOTAL COSTS PER OUNCE	2007 OPTIMIZED STUDY	JANUARY 2009 ESTIMATES
Total costs	US$ 451	US$ 495

Total costs include cash costs plus proceeds on mineral taxes, income tax payable and depreciation and amortization.

TABLE 20.9 BURNSTONE GOLD PROJECT – 2009 SUMMARY OF KEY RESULTS: FINANCIAL ANALYSIS

FINANCIAL ANALYSIS (POST TAX)	2007 TECHNICAL REPORT	JANUARY 2009 ESTIMATES
Cash operating costs	US$ 283/oz	US$ 319/oz
IRR NPV (5%) NPV (10%)	21% US$ 269.9 million US$ 124.6 million	36% US$ 687 million US$ 414 million

TABLE 20.10 GOLD PRICE SENSITIVITY

Burnstone Gold price sensitivity	Post tax IRR	Post tax NPV (5%) US$ m
$700 oz $800 oz $900 oz	28.50% 35.60% 42.40%	$503.6 $686.6 $869.5

Sensitivity to gold price fluctuation is demonstrated in Table 20.9 above. A range of US$700 to US$900 per ounce of gold, demonstrates the impact on IRR over a range of 28.5% to 42.4%, and post tax NPV of US$503.6 to US$869.5 million.

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21                     INTERPRETATION AND CONCLUSIONS

Continued drilling throughout the history of the exploration of the Burnstone properties has identified increasing gold resources. It is anticipated that the shift in focus to underground delineation drilling will further increase the confidence levels of the data and in particular structural constraints on block development.

Structural and sedimentological interpretations have been supported by the geostatistical analysis of the geological domains interpreted from the data.

The current focus is on underground cover and evaluation drilling supporting the 24 month mine plan. Both stope delineation and structural definition drilling will be undertaken on an ongoing basis. Future surface drilling will comprise a combination of infill and step-out drill holes to optimize mine development options (within the mining right area), and mineral right maintenance and exploration of other targets outside the mining right area. Information from 33 additional and 18 historical drill holes has been incorporated into the September 2009 resource model (database of 296 holes) and new mineral resources estimated, which are tabulated below. At the cut-off grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 meter) highlighted below, approximately 0.75 million ounces of gold have been added to the total measured and indicated resources and approximately 2.2 million ounces have been added to the inferred category.

The current mineral reserve at a 400 cmg/t cut-off of 29.97 million tonnes @ 4.25 g/t Au for 4.096 million oz Au is based on the January 2008 mineral resource estimate and additional work during 2008. The mineral reserve estimate will be revised in due course utilising the updated mineral resource, and as the project develops to a steady state of production, with stable mining methods and operating cost estimates.

Great Basin Gold has successfully completed the project planning for the Burnstone Project during the Optimised Feasibility Study, reported in June 2007. The project is currently in an advanced construction phase as described above and should allow Burnstone to enter early stage underground trial production by the fourth quarter of 2009.

The mining right for the Burnstone mine (granted October 2008 and exercised February 17, 2009) contributed to the delay in the planned development of the decline shaft into Area 2 as a mining right is a prerequisite for the development of access into Area 2. After the Environmental Impact Assessment is completed, the Company plans to contact relevant authorities for approval to access Area 2 by way of a decline shaft. Although Area 2 would be accessed a dedicated decline shaft, mining operations would share the surface infrastructure currently by established for Area 1, with the exclusion of ventilation shafts. Market conditions, insufficient funding or planned deferment of capital expenditure may change the Company’s plans for access into Area 2 if warranted.

The one year delay on initial planning will not have a significant impact on the planned production build up because of the planned mill start up time (mid – 2010), as well as the percentage contribution to total production on the Burnstone Property from Area 2 (30%). In addition to the above, any production shortfall from Area 2 due to the delays discussed may be compensated for by additional production from Area 1 which will be extracted via the decline shaft.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Table 21.1 below depicts an updated statement of mineral resources for Burnstone. See also Section 19 “Mineral Resource and Mineral Reserves Estimates”.

TABLE 21.1: BURNSTONE GOLD PROJECT – 2009 SUMMARY OF KEY RESULTS: MINERAL RESOURCES

BURNSTONE GOLD PROJECT MINERAL RESOURCES – SEPTEMBER 2009
RESOURCE CATEGORY	CUT-OFF (CMG/T)	TONNES (Millions)	GRADE (G/T)	CONTAINED GOLD (OUNCES)
Measured	300	62.9	5.29	10,697,000
	350	52.9	5.63	9,568,000
	400	43.9	6.08	8,569,500
Indicated	300	22.0	6.16	4,361,300
	350	15.2	7.26	3,554,700
	400	10.3	9.21	3,038,600
TOTAL MEASURED & INDICATED	300	84.9	5.51	15,058,300
	350	68.1	5.99	13,122,700
	400	54.1	6.67	11,608,100
Inferred	300	53.2	6.78	11,582,500
	350	35.5	7.69	8,771,600
	400	11.8	12.14	4,588,700
Notes to table:
1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability
2.	Metallurgical recoveries are not applied to resource values.

22                     RECOMMENDATIONS

In order to build on the progress achieved to date and to develop the Burnstone project to full production and to add to the resources inside and outside the Property, the following activities are planned:

•	Mine Geology

	o	Completion of a more detailed 3-dimensional structural model for the 24 month mine plan area and surrounds;

	o	Integration of the current mineral resource block model with the 24 month mine plan, and updating of the production parameters;

o

Continued focus on underground cover and evaluation drilling supporting the 24 month mine plan. Both stope delineation and structural definition drilling will be undertaken on an ongoing basis. Future surface drilling will comprise a combination of infill and step-out drill holes to optimize mine development options (within the mining right area).

•	Exploration

	o	An additional 15,000 m of drilling at 600 m centres is recommended to test and define

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

o	potential reef development at depth in Area 4 over a strike length of 5 km and a possible width of 2 km;

o	mineral right maintenance and exploration of other targets outside the mining right area;

•	The current Project Development Plan to be followed, consists of two mainstream activities:

•	Preparation for and entering early stage production in Area 1.

	o	This would entail underground development into the mining blocks identified for early stage, trial mining by opening up and mining the stopes in Blocks B, C and D.

	o	During this stage, advanced stoping techniques and mining technology would be evaluated.

	o	Completion of the decline shaft to shaft bottom, linking up with the shaft bottom development of the vertical Shaft.

	o	Construction of other mine infrastructure, above and below surface. This would entail :

• the continuance and completion of the Vertical Shaft,

• construction of the Metallurgical Plant,

• construction of adequate surface infrastructure, roads and offices; and

• the establishment of adequate electrical power to the Burnstone site.

	o	Source, employ and train the necessary workforce

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

o	Purchase the equipment required

o	Planning and Preparation for access into Area 2. (The development of the twin decline into Area 2 is postponed for a period of one year.)

Table 22.1 below, provides detail of the budgeted capital and operating costs of the project. The margin on this project is influenced by the estimated operating and capital cost as well as the gold price obtained. A further $120 million in capital expenditure is required to bring this project into commercial production as well as $25 million in operating costs relating to the extraction of ore to be stockpiled till such time as the metallurgical plant is commissioned. Payback is achieved in 3,5 years after mill start-up and the project has a total life of mine of 19 years, which include a 4 year start-up period.

TABLE 22.1 SUMMARY BUDGET (US$MILLION)

	Burnstone Funding Requirements as at January 1, 2009 (Estimated as of March 2009)	Spent From January 1, 2009 to September 30, 2009	Capital Cost Increases	Strengthening Rand (March 2009: ZAR9:US$1) (November 2009: ZAR8:US$1)	Estimated Remaining Costs to Production from September 30, 2009 (Estimated as of November 2009)
Mine engineering, development and surface infrastructure	39	22	6	3	26
Mining equipment	23	5	---	2	20
Vertical shaft	23	14	---	1	10
Metallurgical plant	35	5	6	5	41
Production costs	25	9	---	2	18
Total costs	145	55	12	13	115

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

23                     REFERENCES

Harmony Gold Mining Company Limited, 2002 Annual Report, 2003 Annual Report.

Pretorius, D.A. (1964). The geology of the South Rand Gold Field. In: Geology of some ore deposits in Southern Africa, 1. (S.H. Haughton, ed.): Geological Society of South Africa, Johannesburg. 219 –282.

Rance, D.C. 2002. Qualifying Report on the Salamandra Gold Property, Sonora, Mexico, pp72-75, SEDAR.

Rance, Derek C., Behre Dolbear & Company Ltd, November 28, 2002, Qualifying Report on the Burnstone Property, Gauteng Province of the Republic of South Africa. Report prepared for Great Basin.

Rance, Derek C., Behre Dolbear & Company Ltd, Harry Meadon, Pri. Sci. Nat., H M Exploration CC, GJ van der Heever Pri. Sci. Nat., Geologix Mineral Resource Consultants (Pty) Ltd., David Dodd, SAIMM, MDM Ferroman, J Goeller, EIS Practitioner & RJ Scheurenberg, Pr.Eng., Knight Piesold, Andrew Pooley Pr.Eng., Turgis Mining Consultants, David Stone, P.Eng., Minefill Services, Inc., May 10, 2006. Technical Report on the Feasibility Study on the Burnstone Property, Gauteng Province of the Republic of South Africa. Report prepared for Great Basin.

Rance, Derek C., Behre Dolbear & Company Ltd, Harry Meadon, Pri. Sci. Nat., H M Exploration CC, GJ van der Heever Pri. Sci. Nat., Geologix Mineral Resource Consultants (Pty) Ltd., David Dodd, SAIMM, MDM Ferroman, J Goeller, EIS Practitioner & RJ Scheurenberg, Pr.Eng., Knight Piesold, Clive Brown, Pr.Eng., Turgis Mining Consultants, June 21, 2007. Technical Report on the Optimization of the May 2006 Feasibility Study on the Burnstone Property, Mpumalanga Province of the Republic of South Africa. Report prepared for Great Basin.

Siepker, E.H., and Muller, C.J., December 2003. Burnstone Project, Resource Classification and Estimation. Global Geo Services (Pty) Ltd., Draft Report prepared for Great Basin.

Siepker, E.H. and Van der Heever, G.J., July 2004. Report on the resource estimate for Areas 1 and 2 of the Burnstone Property, Mpumalanga Province of The Republic of South Africa”. Global Geo Services (Pty) Ltd and GeoLogix Mineral Resource Consultants (Pty) Ltd. Report prepared for Great Basin.

Siepker, E.H. and Van der Heever, G.J., February 2005. Report on the resource estimate for the Burnstone Property, Mpumalanga Province of The Republic of South Africa”. Global Geo Services (Pty) Ltd and GeoLogix Mineral Resource Consultants (Pty) Ltd. Report prepared for Great Basin.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Snowden, V., and Coombes, J., 1998. Applied Mining Geostatistics: Course Notes sec.4 pp. 7, 8.

Tweedie, E.B. 1978. History, geology and value distribution of the Evander Goldfield, Eastern Transvaal, South Africa, Proc. 11th Min. Metall. Congr, 23. 8pp.

Tweedie, E.B. 1986. The Evander Goldfield. Mineral Deposit of South Africa, pp705-730.

Van Der Heever, Deon, GeoLogix Mineral Resource Consultants (Pty) Ltd., December, 2003. Review of the Resource Classification of the Burnstone Project. Draft Report prepared for Great Basin.

Van der Heever, Deon, GeoLogix Mineral Resource Consultants (Pty) Ltd., February 2007. Technical Report on the Mineral Resource Estimate on the Burnstone Project. Draft Report prepared for Great Basin.

Vermaakt, Deon T., GeoActiv (Pty) Ltd, May 9, 2003, Interim Resource Report on the Burnstone Property, Mpumalanga Province of the Republic of South Africa. Report prepared for Great Basin.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

24:                     DATE AND SIGNATURES

Effective Date    : September 30, 2009

Report Date       : November 9 2009

/s/ J. Oelofse
_____________________
Johan Oelofse, SAIMM

/s/ G. J. van der Heever
__________________________
Deon van der Heever, Pr.Sci.Nat.

/s/ P. Bentley
____________________________
Philip Nelson Bentley, Pr.Nat.Sci.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

CERTIFICATES

Johannes Gerhardus Oelofse, PrEng., Fellow SAIMM
412 Katherine Quay
Sandton, South Africa

I, Johannes Gerhardus Oelofse, of Johannesburg, Republic of South Africa, do hereby certify that:

1

I am a graduate in Mining with a Bachelor of Science degree from the University of Pretoria in 1985, and a MSc in Mining Engineering from Camborne School of Mines in 1988 and have practiced my profession continuously since graduation.

2	I am a member in good standing of the Association of Professional Engineers of South Africa and a Fellow of the South African Institute for Mining and Metallurgy.

3	My relevant experience for the purpose of the Technical Report is:

• project evaluations and feasibility studies for base and precious metals projects in South Africa, Uganda, Mozambique, Kazahkstan and Uzbekistan
• engineering at mine operations at gold mines in South Africa
• mine management, overseeing mining and milling operations

4

I am the Chief Operating Officer for Great Basin Gold Ltd. with a business office at 138 West Street, Sandown, RSA., and as such I am not independent of Great Basin Gold Ltd as per section 1.4 of 43-101. Overseeing work on the Burnstone Project is one of my responsibilities.

5

I have read the definition of "qualified person" as set out in NI 43-101 and certify that by reason of my education, affiliation with a professional organization and past relevant work experience, I fulfill the requirements to be a qualified person under NI 43-101.

6

I am a co-author of this report entitled “Revised Technical Report Update On The September 2009 Mineral Resource Estimate For The Burnstone Gold Project”, dated November 9, 2009. I am responsible for Sections 1-5, 18, 19.6 and 20 and co-responsible for sections 21 and 22 of this report.

7	I have visited the property on a monthly basis since April 2007 to October 2009.

8

I, as of the date of this certificate and to the best of my knowledge, believe that the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in the city of Johannesburg, South Africa on this 9th day of November 2009.

/s/ J. Oelofse
______________________________
Johan Oelofse, Pr.Eng., Fellow SAIMM

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Philip Nelson Bentley, Pr Nat Sci.
9a Trilby Street, Oaklands
Johannesburg, South Africa

I, Philip Nelson Bentley, of Johannesburg, Republic of South Africa, do hereby certify that:

1	I am a graduate of Victoria University of Wellington New Zealand, and Rhodes University, Grahamstown, South Africa. I have the following qualifications:

BSc (Hons) VUW (NZ) 1979 Geology; MSc (Thesis) VUW (NZ) 1981 Economic Geology MSc (MinEx) Rhodes Univ (RSA) 1984 Distinction

2.

I am registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions (SACNASP, Reg. No 400208/05), and are a Member of the Geological Societies of South Africa and Nevada, USA;

3.	I have worked as a Geologist/Geoscientist for a total of 27 years since my graduation.

My relevant experience for the purpose of the Technical Report is:

More than 27 years experience in the mineral exploration and mining sector, in particular Africa, Australasia and the western USA. He has key skills in Au and Au-Cu metallogeny; granite /pegmatite deposits and related tantalite/tin mineralisation; mineral exploration management; the geology, orebody modelling and economic assessment of mineral deposits; the geological evaluation of mineral reserves and resources; due diligences, and managing pre-feasibility and feasibility studies.

4.	I am employed by Great Basin Gold as Vice President: Geology and Exploration and is not independent of Great Basin, and has had no prior involvement with the property”.

5.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

6

I am a co-author of this report entitled “Revised Technical Report Update On The September 2009 Mineral Resource Estimate For The Burnstone Gold Project” dated November 9, 2009 and in particular am co-responsible for sections 6-17, 21 and 22.

7.	I have visited the Property each month since September 2008;

8.	To the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in the city of Johannesburg, South Africa on this 9th day of November 2009

/s/ P. Bentley
______________________________
Philip Nelson Bentley, Pri. Sci. Nat.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Deon van der Heever, Pr.Sci.Nat.

I, Gideon Johannes (Deon) van der Heever, Pri.Sci.Nat., do hereby certify that:

1.	I am Executive Director of Geologix Mineral Resource Consultants (Pty.) Ltd., P.O. Box 20, Potchefstroom, South Africa, 2500.

2.	I am a graduate of The Rand Afrikaans University (RAU), 1987, BSc. Hons (Geology)

3.	I am registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions (SACNASP).

4.	I have worked as a Geologist/Geoscientist for a total of 17 years since my graduation. My relevant experience for the purpose of the Technical Report is:

• 1990-1992 Geologist West Driefontein Gold Mine
• 1992-1994 Geologist Deelkraal Gold Mine
• 1994-1997 Senior Geologist East Driefontein Gold Mine
• 1997-2001 Mineral resource manager South Deep (Placer Dome Western Areas Joint Venture)
• 2001 to present, Consultant and Director, GeoLogix (Pty.) Ltd.

5.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am a co-author of this report entitled “Revised Technical Report Update On The September 2009 Mineral Resource Estimate For The Burnstone Gold Project” dated November 9, 2009 and, in particular, am co-responsible for sections 6-15 and solely responsible for section 17.1-17.4.

7.	I visited the Property in February 2007.

8.

To the best of my knowledge, information and belief, my section of this Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.	I am independent of Great Basin Gold Ltd. as set out in section 1.4 of National Instrument 43- 101.

10.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

11.

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in the city of Johannesburg, South Africa on this 9th day of November 2009

/s/ G. J. van der Heever
___________________________________
G J (Deon) van der Heever, Pri. Sci. Nat.

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

APPENDIX 1 : 2007 - 2009 KIMBERLEY REEF SUMMARY BOREHOLE INTERSECTIONS 2008 DIAMOND BOREHOLE KIMBERLEY REEF INTERSECTIONS

BHID	FROM m	TO m	WIDTH cm		AU G/T g/t	CM.G/T cmg/t	FACIES	AREA
SGG239D0	340.97	341.34	37	KR	24.52	907	Congl	1
SGG239D1	340.77	341.19	42	KR	16.52	694		1
SGG239D2	340.94	341.30	36	KR	17.37	625		1
SGG239D3	341.00	341.39	39	KR	3.01	117		1

SGG242D0	1199.37	1200.77	140	KR	0.18	25	V thick Congl with Qtzte	1
SGG242D1	1199.56	1200.90	134	KR	0.12	16		1
SGG242D2	1199.23	1200.55	132	KR	0.38	50		1
SGG242D3	Deflection failed							1
SGG242D4	1199.61	1201.09	148	KR	0.15	22		1

SGG243D1	1123.46	1126.06	260	KR	1.41	367		1
SGG243D2	1123.56	1126.25	269	KR	1.17	314		1
SGG243D3	1123.41	1126.05	264	KR	1.17	308		1

SGG245D0	Not sampled WOC	486.84					WOC	1

SGG246D0	1097.64	1098.50	86	KR	2.96	254	Pebbly congl with sand capping	1
SGG246D1	1097.40	1098.24	84	KR	3.17	266		1
SGG246D2	1097.20	1098.42	122	KR	4.07	496		1
SGG246D3	Abandoned							1
SGG246D4	1097.59	1099.15	156	KR	2.33	363		1

SGG247D0	442.19	442.30	11	KR	0.25	3	Congl	1

SGG248D0	346.47	348.87	240	KR	1.32	318	Dual congl bands	1
SGG248D1	Deflection failed							1
SGG248D2	346.65	348.97	232	KR	3.09	716		1

SGG250D0	356.32	358.56	224	KR	1.39	311	Thick Congl	1
SGG250D1	356.12	358.43	231	KR	3.79	876		1

SGG251D0	385.75	387.36	2	KR	0.12	20	Thick Qtzte with congl layer at top	1
SGG251D1	386.00	387.52	2	KR	0.09	14		1
SGG251D2	385.97	387.57	2	KR	0.08	13		1

SGG255D0	424.46	426.15	169	KR	0.01	99	Dual congl bands	1
SGG255D1	424.82	426.55	173	KR	0.46	80		1
SGG255D2	424.59	426.38	179	KR	0.48	86		1
SGG255D3	424.58	426.28	170	KR	0.44	75		1
SGG256D0	Results Pending	409.89-411.20		KR			Congl, Ground heavily faulted	1
SGG257D0	Intrusive at Reef elevation						No reef	1
SGG260D0	Results Pending	297.37-297.74		KR			Congl	1
SGG261D0	Not sampled WOC	403.96		KR			WOC	1
SGG262D0	Results Pending	477.97-479.39		KR			Multiple Congl bands	1
SGG263D0	Results Pending	309.29-309.32		KR			Multiple Congl bands	1
SGG265D0	Results Pending	363.99-363.76		KR				1

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project
BHID	FROM m	TO m	WIDTH cm		AU G/T g/t	CM.G/T cmg/t	FACIES	AREA
SGG258D0	446.71	448.01	130	KR	0.02	219	Congl	3
SGG259D0	Reef faulted out							3

SGG234D0	1027.28	1028.13	85	KR	4.33	368	Congl with Qtzte top	4
SGG234D1	1027.35	1028.19	84	KR	6.22	523		4
SGG234D2	1027.35	1028.04	69	KR	8.20	566		4
SGG234D3	1027.15	1028.07	92	KR	3.93	362		4

SGG235D0	1187.48	1187.95	47	KR	0.66	31	Congl	4
SGG235D1	1187.91	1188.39	48	KR	0.42	20		4
SGG235D2	1187.76	1188.24	48	KR	0.69	33		4
SGG235D4	1187.48	1188.07	59	KR	0.85	50		4

SGG240D0	1103.05	1104.47	142	KR	0.18	26		4
SGG240D1	1103.30	1104.28	98	KR	0.23	23		4
SGG240D2	1102.93	1104.13	120	KR	0.24	29		4
SGG240D3	1102.75	1104.03	128	KR	0.58	74		4

SGG241D0	779.79	780.12	33	KR	1.91	63	Thick Qtzte with congl layer at top	4
SGG241D1	779.67	780.07	40	KR	0.76	31		4
SGG241D2	779.86	780.14	28	KR	2.81	79		4
SGG241D3	779.76	780.14	38	KR	0.40	15		4

SGG244D0	852.35	853.18	83	KR	0.81	67	Dual congl bands	4
SGG244D1	852.35	853.37	102	KR	0.81	83		4
SGG244D2	852.40	853.34	94	KR	2.52	236		4
SGG244D3	852.29	853.20	91	KR	1.50	137		4

SGG249D0	1163.43	1164.94	151	KR	0.03	5	Thick Qtzte with congl layer at top	4
SGG249D1	1163.52	1165.04	152	KR	0.15	23		4
SGG249D2	1163.29	1164.72	143	KR	0.04	5		4
SGG249D3	1163.70	1165.02	132	KR	0.51	67		4

SGG252D0	Not sampled							4
SGG252D1	1056.24	1058.57	233	KR	2.35	548	Thick Congl	4
SGG252D2	Deflection failed							4
SGG252D3	1056.51	1058.64	213	KR	2.76	589		4
SGG252D4	Deflection failed							4
SGG252D5	1056.66	1057.84	118	KR	5.25	619		4

SGG253D0	1473.19	1475.68	249	KR	1.16	288	Dual congl bands	4
SGG253D1	1473.34	1475.76	242	KR	1.19	288		4
SGG253D2	1474.31	1475.80	149	KR	1.49	222		4

SGG254D0	1607.90	1611.28	338	KR	1.73	585	Thick Congl	4
SGG254D1	Deflection failed							4
SGG254D2	1607.90	1611.59	369	KR	1.77	655		4
SGG254D3	1607.84	1611.20	336	KR	1.94	652		4
SGG254D4	1607.68	1610.89	321	KR	1.80	579		4

SGG264D0	Results Pending	1276.1-1277.71		KR			Dual congl bands	4

SGG234D0	1028.13	1028.56	43	MK2	3.89	167		4
SGG234D1	1028.19	1028.70	51	MK2	3.64	186		4
SGG234D2	1028.04	1028.39	35	MK2	5.88	206		4
SGG234D3	1028.07	1028.50	43	MK2	2.86	123		4

SGG235D0	1192.61	1193.26	65	MK2	1.16	76		4

SGG249D0	1165.54	1165.74	20	MK2	7.09	142		4
SGG249D1	1165.45	1165.68	23	MK2	2.15	49		4
SGG249D2	1165.30	1165.55	25	MK2	0.87	22		4
SGG249D3	1165.73	1165.88	15	MK2	5.24	79		4

SGG253D0	1485.92	1486.90	98	MK2	2.76	271		4

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

2007 DIAMOND BOREHOLE KIMBERLEY REEF INTERSECTIONS

BHID	REEF	FROM m	TO m	WIDTH cm	AU G/T g/t	CM.G/T cmg/t	FARM		AREA
SGG213	KR	781.87	782.98	100	1.60	160	Vlakfontein	556IR	4
SGG214	KR	1062.91	1063.89	40	5.90	236	Vlakfontein	556IR	4
SGG215	KR	881.46	882.38	100	5.46	546	Vlakfontein	556IR	4
SGG216	KR	999.33	1000.28	86	4.83	415	Vlakfontein	556IR	4
SGG217	KR	1072.47	1073.59	82	5.50	451	Springfontein	549IR	4
SGG218	KR	856.16	857.09	82	4.05	332	Springfontein	549IR	4
SGG219	KR	431.54	432.31	19	0.02	0	Vlakfontein	556IR	4
SGG220	KR	331.18	332.30	106	4.06	430	Vlakfontein	556IR	4
SGG221	KR	383.95	385.05	74	3.44	255	Vlakfontein	556IR	4
SGG222	KR	364.00	364.21	21	0.22	5	Vlakfontein	556IR	4
SGG223	KR	375.48	375.63	18	0.99	18	Brakfontein	513IR	2
SGG224	KR	358.47	359.52	66	9.22	609	Vlakfontein	556IR	4
SGG225	KR	320.82	321.80	32	11.50	368	Vlakfontein	556IR	4
SGG226	KR	399.02	400.21	49	1.44	71	Vlakfontein	556IR	4
SGG227	KR	1163.28	1164.28	100	2.92	292	Vlakfontein	556IR	4
SGG228	KR	380.07	381.07	66	5.06	334	Doornhoek	577IR	3
SGG080	KR	641.32	642.17	63	0.10	6	Doornhoek	577IR	3
SGG229	KR	895.74	896.73	69	1.70	117	Vlakfontein	556IR	4
SGG230	KR	863.38	864.38	100	4.44	444	Vlakfontein	556IR	4
SGG231	KR	1,109.56	1110.50	96	3.61	347	Vlakfontein	556IR	4
SGG232	KR	953.77	954.72	130	4.21	547	Vlakfontein	556IR	4
SGG233	KR	No reef					Vlakfontein	556IR	4
SGG234	KR	1027.28	1028.56	85	4.99	424	Vlakfontein	556IR	4
SGG236	KR	396.23	397.23	13	0.21	3	Vlakfontein	556IR	4
SGG237	KR	370.26	371.26	56	2.88	161	Vlakfontein	556IR	4
SGG238	KR	321.39	322.58	119	0.11	13	Vlakfontein	556IR	4
SGG239	KR	340.76	341.73	39	4.89	191	Vlakfontein	556IR	4

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

APPENDIX 2 : QUALITY ANALYSIS AND QUALITY CONTROL REPORTS

The QAQC reports for the project are being processed by Maxwells Geoservices, who have been contracted by Great Basin to conduct an independent data audit and verification of their assay data from the ALS Chemex laboratory. The results of the audit are not yet in a final form for inclusion in this report.

The authors can verify that QA and QC reports are generated on a per batch basis by ALS Chemex in Johannesburg, and, as part of the Maxwells Geoservices contract, an in-house reporting protocol and linkage into the Burnstone assay database is in the process of being commissioned at Burnstone Mine. A full disclosure of the QAQC reports will be supplied within the Technical Report updates for the revised Mineral Resource estimate for Burnstone, which is currently (February 2009) being undertaken during Q1 2009.

BURNSTONE PROJECT : SUMMARY QAQC RESULTS FOR DRILLING APRIL  2000 TO JANUARY 2009

Standard Code	COMPANY or LAB STANDARDS	Expected Value Au g/t	Standard deviation (sd)	No of samples	No of Samples > 3sd	% Samples > 3sd	Mean Au g/t	Calc SD	% Within 3 sd	Comments
98GH1	LAB STANDARD	-	-	8	0	0.00	7.58	0	100.00	No certified expected standards
98GV3	LAB STANDARD	-	-	14	0	0.00	45.61	14.16	100.00	No certified expected standards
ALSBLANK	LAB STANDARD	0.02	0.00	59	0	0.00	0.01	0	100.00	No certified expected standards
AMIS0052	COMPANY STANDARD	1.00	0.20	43	0	0.00	0.01	0.005	100.00	All samples fall outside the 3 standard deviation because the laboratory's lower detection limit is higher than the expected value.samples were plotted on calculated Mean
AMIS0078	COMPANY STANDARD	8.38	0.25	33	8	24.24	8.22	0.68	75.76
AMIS0080	COMPANY STANDARD	1.14	0.05	25	1	4.00	1.2	0.07	96.00
BLANK	COMPANY STANDARD	-	-	917	0	0.00	0.14	1.34	100.00	5 outliers sample >1g/t and the source of Blank is unknown,
CDN-GS-12	COMPANY STANDARD	9.98	0.19	22	1	4.55	10.05	0.37	95.45
CDN-GS-15	COMPANY STANDARD	15.31	0.29	27	5	18.52	15.18	1.05	81.48
CDN-GS-20	COMPANY STANDARD	20.60	0.34	33	7	21.21	20.4	1.19	78.79
CDN-GS-4	COMPANY STANDARD	3.45	0.11	4	4	100.00	1.49	0.84	0.00
CDN-GS-5	COMPANY STANDARD	20.77	0.46	146	24	16.44	20.25	5.42	83.56
CDN-GS-6	COMPANY STANDARD	9.99	0.25	59	8	13.56	10.3	1.41	86.44
CDN-GS-7	COMPANY STANDARD	5.15	0.23	58	15	25.86	5.69	4.97	74.14
CDN-GS-8	COMPANY STANDARD	33.50	0.85	40	7	17.50	32.35	6.6	82.50
G2000	LAB STANDARD	-	-	8	0	0.00	0	0	100.00	No certified expected standards
GBM999-5	LAB STANDARD	-	-	3	0	0.00	0	0	100.00	No certified expected standards
				1499	80	5%

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

APPENDIX 3 : LETTER ISSUED BY THE DME IN CONNECTION WITH THE APPROVAL OF THE MINING RIGHT

the dme

Department:
Minerals and Energy
REPUBLIC OF SOUTH AFRICA

Private Bag X7279, Emalahleni, 1035, Tel: (013) 656 1448, Fax (013) 690 3288
Province Building, Cnr Botha Avenue & Paul Kruger Street, Emalahleni, 1035
From: Directorate: Mineral Regulation: Mpumalanga Region
Enquiries: Mrs J du Plessis   Ref: MP 30/5/1/2/248 MR

REGISTERED MAIL

The Directors
Southgold Exploration (Pty) Limited
P O Box 78182
Sandton
JOHANNESBURG
2146

FAX NO. 011-301 1840

APPLICATION FOR A MINING RIGHT IN TERMS OF SECTION 22 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (ACT 28 OF 2002): SOUTHGOLD EXPLORATION (PTY) LIMITED: INR ESPECT OF VARIOUS PORTIONS OF THE FARMS BALFOUR 557 IR, BRAKFONTEIN 513 IR, DAGBREK 551 IR, DOORNHOEK 577 IR, RIETBULT ESTATE 505 IR, RIETVALLEI 546 IR, RUSTFONTEIN 548 IR, SPRINGFONTEIN 549 IR, VAN KOLDERSKOP 547 IR, VLAKFONTEIN 556 IR, MAGISTERIAL DISTRICT OF BALFOUR

1. This serves to inform you that your abovementioned application for a mining right to mine for **Gold, Silver and Aggregate** in respect of the abovementioned properties has been granted in terms of section 23(1) of the abovementioned Act.

2. The Regional Office will prepare the final copies of the right to be signed. Take note that the Regional Manager will approve the relevant Environmental Management Programme and sign the right on **11 December 2008.**

3. In light of the afore-going, you are requested to please submit the following documents at the Regional Office at least 7 [seven] days prior to the date of signature -

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

[2]

3.1 An **original** Resolution of the applicant, identifying the authorized representative[s] to sign the right on behalf of the applicant with the details of the notary public;

3.2 A diagram prepared by a land surveyor [6(six) **originals]** in accordance with the requirements of the Mining Titles Registration Act, 1967;

3.3 An acceptable financial provision for rehabilitation providing for an amount of R5 129 200-00. (if you did submit financial provision already, please enquire from the Regional Manager whether the quantum of such provision is adequate); and

4. Please make arrangements for your notary public, authorized representative and a witness to execute the right on **11 December 2008.**

5. Note further that –

5.1 In terms of section 25(2)(a), the signed/executed mining right must be lodged for registration at the Mineral and Petroleum Titles Registration Office **not later than 30 days** from the date of execution; and

5.2. In terms of section 23(5) of the Act, the mining right comes into effect on the date on which the Environmental Management Programme is approved and in terms of section 25(2)(b) the holder of a mining right must commence mining activities within one year of the effective date.

6. **Failure to comply may result in the withdrawal, suspension or cancellation of right.**

Yours faithfully

P.P **J F ROCHA**
DEPUTY DIRECTOR-GENERAL: MINERAL REGULATION

DATE: 28/10/2008

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

APPENDIX 4 : LIST OF PROPERTIES

LIST OF PROPERTIES INCLUDED IN MINING RIGHT MP30/5/1/2/2/248MR:

File Ref	Farm Name	Farm No	District	Portions	Minerals Granted
MP30/5/1/1/2/1469PR	Balfour	557	Balfour	2	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Brakfontein	513	Balfour	13	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Brakfontein	513	Balfour	2	Gold, Silver, Aggregate
MP30/5/1/1/2/1218PR	Brakfontein	513	Balfour	8	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Dagbreek	551	Balfour	1	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Dagbreek	551	Balfour	RE	Gold, Silver, Aggregate
MP30/5/1/1/2/703PR	Doornhoek	577	Balfour	11 (ptn of 41)	Gold, Silver, Aggregate
MP30/5/1/1/2/1218PR	Rietbult Estate	505	Balfour	1	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Rietvallei	546	Balfour	2(re)	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Rietvallei	546	Balfour	3	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Rietvallei	546	Balfour	4	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Rietvallei	546	Balfour	5	Gold, Silver, Aggregate
MP30/5/1/1/2/1038PR	Rietvallei	546	Balfour	6	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Rustfontein	548	Balfour	1	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Rustfontein	548	Balfour	RE	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Rustfontein	548	Balfour	13	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Rustfontein	548	Balfour	14	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Rustfontein	548	Balfour	RE of 7	Gold, Silver, Aggregate
MP30/5/1/1/2/1101PR	Rustfontein	548	Balfour	9 (a ptn of 5)	Gold, Silver, Aggregate
MP30/5/1/1/2/1030PR	Rustfontein	548	Balfour	17	Gold, Silver, Aggregate
MP30/5/1/1/2/1030PR	Rustfontein	548	Balfour	18	Gold, Silver, Aggregate
MP30/5/1/1/2/1030PR	Rustfontein	548	Balfour	20	Gold, Silver, Aggregate
MP30/5/1/1/2/1030PR	Rustfontein	548	Balfour	26	Gold, Silver, Aggregate
MP30/5/1/1/2/1030PR	Rustfontein	548	Balfour	RE of 5	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Springfontein	549	Balfour	RE	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Springfontein	549	Balfour	5	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Springfontein	549	Balfour	4	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Springfontein	549	Balfour	1(re)	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Springfontein	549	Balfour	15	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Springfontein	549	Balfour	3	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Springfontein	549	Balfour	7	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Springfontein	549	Balfour	8	Gold, Silver, Aggregate

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project
MP30/5/1/1/2/1469PR	Springfontein	549	Balfour	9	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Springfontein	549	Balfour	10	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Springfontein	549	Balfour	14	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	547	Balfour	9	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	547	Balfour	RE (prev ptn 3)	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	547	Balfour	10	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	547	Balfour	11	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	547	Balfour	15	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	547	Balfour	13	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	550	Balfour	RE	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	550	Balfour	1	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Van Kolderskop	552	Balfour	RE	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	21	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	RE	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	23	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	10	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	11	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	18	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	5	Gold, Silver, Aggregate
MP30/5/1/1/2/1065PR	Vlakfontein	556	Balfour	6	Gold, Silver, Aggregate
MP30/5/1/1/2/1218PR	Vlakfontein	556	Balfour	20	Gold, Silver, Aggregate
MP30/5/1/1/2/1218PR	Vlakfontein	556	Balfour	15	Gold, Silver, Aggregate
MP30/5/1/1/2/1218PR	Vlakfontein	556	Balfour	4	Gold, Silver, Aggregate
MP30/5/1/1/2/1218PR	Vlakfontein	556	Balfour	7	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Vlakfontein	556	Balfour	8	Gold, Silver, Aggregate
MP30/5/1/1/2/1469PR	Vlakfontein	556	Balfour	16	Gold, Silver, Aggregate

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

LIST OF PROPERTIES EXCLUDED FROM MINING RIGHT MP30/5/1/2/2/248MR:

PROSPECTING RIGHT	FARM NAME	FARM NO	DISTRICT	PTN
MP30/5/1/1/2/1065PR	Brakfontein	513 IR	Balfour	Ptn 10 (r/e)
MP30/5/1/1/2/1065PR	Brakfontein	513 IR	Balfour	Ptn 11
MP30/5/1/1/2/1065PR	Brakfontein	513 IR	Balfour	Ptn 14
MP30/5/1/1/2/1065PR	Brakfontein	513 IR	Balfour	Ptn 16
MP30/5/1/1/2/1065PR	Dagbreek	551 IR	Balfour	Ptn 2
MP30/5/1/1/2/1065PR	Van Kolderskop	550 IR	Balfour	Ptn 2
MP30/5/1/1/2/1065PR	Van Kolderskop	550 IR	Balfour	Ptn 4
MP30/5/1/1/2/1065PR	Van Kolderskop	547 IR	Balfour	Ptn 16
MP30/5/1/1/2/1059PR	Bakkiesfontein	568 IR	Balfour	Ptn 1
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 11
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 2
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 3
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 4
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 5
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 6 (r/e)
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 7 (r/e)
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 8
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	Ptn 9
MP30/5/1/1/2/1059PR	Barnardskop	637 IR	Balfour	R/e
MP30/5/1/1/2/1059PR	Doornhoek	577 IR	Balfour	Ptn 27 (ptn of 17)
MP30/5/1/1/2/1059PR	Hartbeestfontein	638 IR	Balfour	Ptn 10 (r/e) ptn of 5
MP30/5/1/1/2/1059PR	Kleinfontein	567 IR	Balfour	Ptn 1
MP30/5/1/1/2/1059PR	Kleinfontein	567 IR	Balfour	Ptn 3
MP30/5/1/1/2/1059PR	Kleinfontein	567 IR	Balfour	R/e Formerly RE 3 of
MP30/5/1/1/2/1059PR	Mooiplaas	614 IR	Balfour	Rooiwal 607 IR
MP30/5/1/1/2/1059PR	Rietfontein	566 IR	Balfour	Ptn 4 (r/e) Ptn 26
MP30/5/1/1/2/1059PR	Rietvly	600 IR	Balfour	(Ptn of 5)
MP30/5/1/1/2/1059PR	Roodepoort	598 IR	Balfour	Ptn 19
MP30/5/1/1/2/1059PR	Roodepoort	598 IR	Balfour	Ptn 20
MP30/5/1/1/2/1059PR	Roodepoort	598 IR	Balfour	Ptn 23 (ptn of 8)
MP30/5/1/1/2/1059PR	Rustfontein	548 IR	Balfour	Ptn 10 (r/e) ptn of 4
MP30/5/1/1/2/1059PR	Rustfontein	548 IR	Balfour	Ptn 15 (ptn of 13)
MP30/5/1/1/2/1059PR	Rustfontein	548 IR	Balfour	Ptn 16 (r/e) ptn of 13
MP30/5/1/1/2/1059PR	Rustfontein	548 IR	Balfour	Ptn 11

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project
MP30/5/1/1/2/1059PR	Rustfontein	548 IR	Balfour	Ptn 12 (r/e) (Ptn of 7)
MP30/5/1/1/2/1059PR	Rietfontein	553 IR	Balfour	All
MP30/5/1/1/2/1059PR	Soly Sombra	570 IR	Balfour	Part
MP30/5/1/1/2/1059PR	Stryfontein	609 IR	Balfour	Ptn 15 (ptn of 4)
MP30/5/1/1/2/1059PR	Stryfontein	609 IR	Balfour	Ptn 17 (ptn of 4)
MP30/5/1/1/2/1059PR	Stryfontein	609 IR	Balfour	Ptn 2 (r/e)
MP30/5/1/1/2/1059PR	Vlakfontein	599 IR	Balfour	Ptn 19 (ptn of 1)
MP30/5/1/1/2/1059PR	Vlakfontein	599 IR	Balfour	Ptn 20 (ptn of 1)
MP30/5/1/1/2/1059PR	Vlakfontein	599 IR	Balfour	Ptn 28 (ptn of 21)
MP30/5/1/1/2/1059PR	Vlakfontein	599 IR	Balfour	Ptn 4 (ptn of 1)
MP30/5/1/1/2/1059PR	Vlakfontein	599 IR	Balfour	Ptn 5 (ptn of 1)
MP30/5/1/1/2/1059PR	Witpoort	565 IR	Balfour	Ptn 17 (Ptn of 1)
MP30/5/1/1/2/1059PR	Witpoort	565 IR	Balfour	Ptn 18 (Ptn of 1)
MP30/5/1/1/2/1059PR	Witpoort	565 IR	Balfour	Ptn 20 (Ptn of 18)
MP30/5/1/1/2/1059PR	Witpoort	565 IR	Balfour	Ptn 21 (Ptn of 17)
MP30/5/1/1/2/1059PR	Witpoort	565 IR	Balfour	Ptn 22 (Ptn of 17)
MP30/5/1/1/2/1059PR	Witpoort	565 IR	Balfour	Ptn 24 (Ptn of 1)
MP30/5/1/1/2/1059PR	Witpoort	565 IR	Balfour	Ptn 25 (Ptn of 11)
MP30/5/1/1/2/1059PR	Zyferfontein	576 IR	Balfour	Ptn 11
MP30/5/1/1/2/1059PR	Zyferfontein	576 IR	Balfour	Ptn 6
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	Ptn 12 (ptn of 4)
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	Re of 4
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	Ptn 13 (Ptn of 4)
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	Ptn 14 (Ptn of 4)
MP30/5/1/1/2/22PR	Vlakfontein	558 IR	Balfour	Ptn 21 (Ptn of 9)
MP30/5/1/1/2/22PR	Vlakfontein	558 IR	Balfour	Ptn 24 (Ptn of 10)
MP30/5/1/1/2/22PR	Vlakfontein	558 IR	Balfour	Ptn 26 (Ptn of 10)
MP30/5/1/1/2/22PR	Vlakfontein	558 IR	Balfour	Ptn 57
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE of 29 (Ptn of 7)
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE of 51 (Ptn of 52)
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE of 52 (Ptn of 29)
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE of 53 (Ptn of 29)
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE of 54 (Ptn of 29)
MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE of 64 (Ptn of 29)

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

MP30/5/1/1/2/22PR	Zyferfontein	576 IR	Balfour	RE of 65 (Ptn of 29)
MP30/5/1/1/2/22PR	Roodepoort	598 IR	Balfour	RE
MP30/5/1/1/2/22PR	Herpsfontein	610 IR	Balfour	RE of Ptn 1
MP30/5/1/1/2/22PR	Rustfontein	548 IR	Balfour	Former Ptn 25 now forming part of Ptn 26
MP30/5/1/1/2/22PR	Roodepoort	598 IR	Balfour	Ptn 12
MP30/5/1/1/2/22PR	Kleinfontein	567 IR	Balfour	Former Ptn 2 now forming part of Solly Sombra 570 IR
MP30/5/1/1/2/22PR	Zyferfontein	567 IR	Balfour	Ptn 47
MP30/5/1/1/2/22PR	Vlakfontein	599 IR	Balfour	Ptn 6 (Ptn of 2)
MP30/5/1/1/2/22PR	Roodepoort	598 IR	Balfour	Ptn 5
MP30/5/1/1/2/22PR	Witpoort	545 IR	Balfour	Ptn 4 & 5
MP30/5/1/1/2/22PR	Witpoort	545 IR	Balfour	Ptn 4 & 5
MP30/5/1/1/2/22PR	Witpoort	545 IR	Balfour	Ptn 4 & 5
MP30/5/1/1/2/22PR	Bakkiesfontein	568 IR	Balfour	RE
MP30/5/1/1/2/22PR	Doornhoek	577 IR	Balfour	Ptn 18
MP30/5/1/1/2/22PR	Silverbank	611 IR	Balfour	Ptn 4 (r/e)
MP30/5/1/1/2/22PR	Stryfontein	609 IR	Balfour	Ptn 16 (ptn of 4)
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 11
MP30/5/1/1/2/22PR	Herpsfontein	610 IR	Balfour	Ptn 14 (4)
MP30/5/1/1/2/22PR	Doornhoek	577 IR	Balfour	Ptn 17(r/e) Ptn of 5
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 2(r/e)
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 12 (ptn of 11)
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 19 (ptn of 1)
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 23 (ptn of 1)
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 26 (ptn of 11)
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 30 (ptn of 2)
MP30/5/1/1/2/22PR	Witpoort	565 IR	Balfour	Ptn 33 (ptn of 2)
MP30/5/1/1/2/22PR	Roodepoort	598 IR	Balfour	Ptn 7 (ptn of 1)
MP30/5/1/1/2/22PR	Herpsfontein	610 IR	Balfour	Ptn 7 (ptn of 1)
MP30/5/1/1/2/22PR	Roodepoort	598 IR	Balfour	Ptn 9 (r/e)
MP30/5/1/1/2/22PR	Van Kolderskop	547 IR	Balfour	Ptn 12 (ptn of 11)
MP30/5/1/1/2/22PR	Van Kolderskop	547 IR	Balfour	Ptn 18 (ptn of 17)
MP30/5/1/1/2/22PR	Brakfontein	513 IR	Balfour	Mineral Area 2 on the Remainder of the farm
MP30/5/1/1/2/22PR	Van Kolderskop	547 IR	Balfour	Ptn 17(r/e)
MP30/5/1/1/2/22PR	Van Kolderskop	547 IR	Balfour	Ptn 19 (ptn of 17)
MP30/5/1/1/2/22PR	Van Kolderskop	547 IR	Balfour	Ptn 20 (ptn of 17)

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

MP30/5/1/1/2/22PR	Roodepoort	598 IR	Balfour	Ptn 7
MP30/5/1/1/2/703PR	Balfour	557 IR		RE
MP30/5/1/1/2/703PR	Vlakfontein	556 IR		Ptn 12
MP30/5/1/1/2/703PR	Zyferfontein	576 IR		Ptn 15 (r/e) Ptn of 7
MP30/5/1/1/2/703PR	Zyferfontein	576 IR		Ptn of Ptn 55
MP30/5/1/1/2/703PR	Zyferfontein	576 IR		Ptn 68 (ptn of 55)
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	Ptn 5
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	Ptn 8
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	RE
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	RE 2
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	RE 3
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	RE 4
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	Ptn 9
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	Ptn 6
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	Was Ptn 10 now cons to Ptn 509IR
MP30/5/1/1/2/1030PR	Rietbult Estates	505 IR	Balfour	Ptn 7
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 10
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 11
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 12
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 13
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 15 (Now Ptn 24)
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 16
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 20
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 7
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 8
MP30/5/1/1/2/1030PR	Rietfontein	561 IR	Balfour	Ptn 9
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 14
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 16
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 18
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 22
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 24
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 25

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 26
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn 27
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	Ptn17
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	RE 13
MP30/5/1/1/2/1030PR	Roodepoort	598 IR	Balfour	RE 15
MP30/5/1/1/2/1030PR	Rustfontein	548 IR	Balfour	Ptn 1
MP30/5/1/1/2/1030PR	Vlakfontein	556 IR	Balfour	Ptn 9
MP30/5/1/1/2/1030PR	Vlakfontein	558 IR	Balfour	Ptn 31
MP30/5/1/1/2/1030PR	Vlakfontein	558 IR	Balfour	RE 1
MP30/5/1/1/2/1030PR	Zyferfontein	576 IR	Balfour	RE
MP30/5/1/1/2/1030PR	Zyferfontein	576 IR	Balfour	RE of Ptn 4
MP30/5/1/1/2/1469PR	Zyferfontein	576 IR	Balfour	Ptn 5
MP30/5/1/1/2/1469PR	Zyferfontein	576 IR	Balfour	Ptn 50

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project

Distribution of GBG (Southgold Exploration Pty Ltd) mineral rights

Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3